Exhibit 99.1

TerraForm Power, Inc.

TERRAFORM POWER, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended March 31,
	2020	2019
Operating revenues, net	$246,762	$225,332
Operating costs and expenses:
Cost of operations	57,864	60,751
General and administrative expenses	26,217	23,162
General and administrative expenses – affiliate	9,777	5,164
Acquisition costs	355	182
Acquisition costs – affiliate	654	—
Depreciation, accretion and amortization expense	122,391	106,969

Total operating costs and expenses	217,258	196,228

Operating income	29,504	29,104
Other expenses (income):
Interest expense, net	77,959	86,287
Loss (gain) on modification and extinguishment of debt, net	3,593	(5,543)
Gain on foreign currency exchange, net	(4,871)	(8,752)
Other income, net	(4,392)	(2,680)

Total other expenses, net	72,289	69,312

Loss before income tax expense	(42,785)	(40,208)
Income tax expense (benefit)	24,461	(4,151)

Net loss	(67,246)	(36,057)
Less: Net income (loss) attributable to redeemable non-controlling interests	12	(9,381)
Less: Net loss attributable to non-controlling interests	(12,187)	(18,049)

Net loss attributable to Class A common stockholders	$(55,071)	$(8,627)

Weighted average number of shares:
Class A common stock – Basic and diluted	226,513	209,142

Loss per share:
Class A common stock – Basic and diluted	$(0.24)	$(0.04)

Distributions declared per share:
Class A common stock	$0.2014	$0.2014

See accompanying notes to unaudited condensed consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Three Months Ended March 31,
	2020	2019
Net loss	$(67,246)	$(36,057)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Net unrealized gain arising during the period	10,264	4,822
Hedging activities:
Net unrealized loss arising during the period	(36,977)	(9,160)
Reclassification of net realized gain into earnings	(1,842)	(2,911)

Other comprehensive loss, net of tax	(28,555)	(7,249)

Total comprehensive loss	(95,801)	(43,306)
Less comprehensive income (loss) attributable to non-controlling interests:
Net income (loss) attributable to redeemable non-controlling interests	12	(9,381)
Net loss attributable to non-controlling interests	(12,187)	(18,049)
Hedging activities	(246)	676

Comprehensive loss attributable to non-controlling interests	(12,421)	(26,754)

Comprehensive loss attributable to Class A common stockholders	$(83,380)	$(16,552)

See accompanying notes to unaudited condensed consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$249,220	$237,480
Restricted cash, current	42,907	35,657
Accounts receivable, net	190,745	167,865
Due from affiliates	1,729	499
Derivative assets, current	23,260	15,819
Deposit on acquisitions	12,985	24,831
Prepaid expenses	16,728	13,514
Other current assets	56,863	57,682

Total current assets	594,437	553,347

Renewable energy facilities, net, including consolidated variable interest entities of $3,156,511 and $3,188,508 in 2020 and 2019, respectively	7,759,853	7,405,461
Intangible assets, net, including consolidated variable interest entities of $678,894 and $690,594 in 2020 and 2019, respectively	1,921,229	1,793,292
Goodwill	167,989	127,952
Restricted cash	98,374	76,363
Derivative assets	50,217	57,717
Other assets	43,030	44,504

Total assets	$10,635,129	$10,058,636

Liabilities, Redeemable Non-controlling Interests and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt, including consolidated variable interest entities of $65,959 and $55,089 in 2020 and 2019, respectively	$475,662	$441,951
Accounts payable, accrued expenses and other current liabilities	188,612	178,796
Due to affiliates	13,073	11,510
Derivative liabilities, current portion	63,515	33,969

Total current liabilities	740,862	666,226

Long-term debt, less current portion, including consolidated variable interest entities of $1,162,180 and $932,862 in 2020 and 2019, respectively	6,287,131	5,793,431
Operating lease obligations, less current portion, including consolidated variable interest entities of $138,486 and $138,816 in 2020 and 2019, respectively	286,620	272,894
Asset retirement obligations, including consolidated variable interest entities of $118,961 and $116,159 in 2020 and 2019, respectively	315,146	287,288
Derivative liabilities	242,494	101,394
Deferred income taxes	197,850	194,539
Other liabilities	103,191	112,072

Total liabilities	8,173,294	7,427,844

Redeemable non-controlling interests	8,010	22,884
Stockholders’ equity:
Class A common stock, $0.01 par value per share, 1,200,000,000 shares authorized, 227,585,636 and 227,552,105 shares issued in 2020 and 2019, respectively	2,277	2,276
Additional paid-in capital	2,480,684	2,512,891
Accumulated deficit	(563,358)	(508,287)
Accumulated other comprehensive (loss) income	(16,664)	11,645
Treasury stock, 1,064,347 and 1,051,298 shares in 2020 and 2019, respectively	(15,412)	(15,168)

Total TerraForm Power, Inc. stockholders’ equity	1,887,527	2,003,357
Non-controlling interests	566,298	604,551

Total stockholders’ equity	2,453,825	2,607,908

Total liabilities, redeemable non-controlling interests and stockholders’ equity	$10,635,129	$10,058,636

See accompanying notes to unaudited condensed consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

									Non-controlling Interests
	Class A Common Stock Issued		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Stock Held in Treasury		Total	Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Total Equity
	Shares	Amount				Shares	Amount
Balance as of December 31, 2018	209,642	$2,096	$2,391,435	$(359,603)	$40,238	(500)	$(6,712)	$2,067,454	$1,040,771	$(373,420)	$117	$667,468	$2,734,922
Stock-based compensation	—	—	160	—	—	—	—	160	—	—	—	—	160
Net loss	—	—	—	(8,627)	—	—	—	(8,627)	—	(18,049)	—	(18,049)	(26,676)
Distributions to Class A common stockholders	—	—	(41,987)	—	—	—	—	(41,987)	—	—	—	—	(41,987)
Other comprehensive (loss) income	—	—	—	—	(7,925)	—	—	(7,925)	—	—	676	676	(7,249)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	5,562	—	—	5,562	5,562
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(5,023)	—	—	(5,023)	(5,023)
Purchase of non-controlling interests	—	—	(687)	—	—	—	—	(687)	(393)	—	—	(393)	(1,080)
Non-cash redemption of redeemable non-controlling interests	—	—	(7,345)	—	—	—	—	(7,345)	—	—	—	—	(7,345)

Balance as of March 31, 2019	209,642	$2,096	$2,341,576	$(368,230)	$32,313	(500)	$(6,712)	$2,001,043	$1,040,917	$(391,469)	$793	$650,241	$2,651,284

									Non-controlling Interests
	Class A Common Stock Issued		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Stock Held in Treasury		Total	Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Total Equity
	Shares	Amount				Shares	Amount
Balance as of December 31, 2019	227,552	$2,276	$2,512,891	$(508,287)	$11,645	(1,051)	$(15,168)	$2,003,357	$1,024,396	$(419,338)	$(507)	$604,551	$2,607,908
Stock-based compensation	34	1	329	—	—	(13)	(244)	86	—	—	—	—	86
Net loss	—	—	—	(55,071)	—	—	—	(55,071)	—	(12,187)	—	(12,187)	(67,258)
Distributions to Class A common stockholders	—	—	(45,488)	—	—	—	—	(45,488)	—	—	—	—	(45,488)
Other comprehensive loss	—	—	—	—	(28,309)	—	—	(28,309)	—	—	(246)	(246)	(28,555)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	3,008	—	—	3,008	3,008
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(28,828)	—	—	(28,828)	(28,828)
Purchase of redeemable non-controlling interests	—	—	12,952	—	—	—	—	12,952	—	—	—	—	12,952

Balance as of March 31, 2020	227,586	$2,277	$2,480,684	$(563,358)	$(16,664)	(1,064)	$(15,412)	$1,887,527	$998,576	$(431,525)	$(753)	$566,298	$2,453,825

See accompanying notes to unaudited condensed consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(67,246)	$(36,057)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and amortization expense	122,391	106,969
Amortization of favorable and unfavorable rate revenue contracts, net	9,903	9,138
Amortization of deferred financing costs, debt premiums and discounts, net	3,464	2,453
Unrealized loss on interest rate swaps	3,131	13,925
Unrealized loss (gain) on commodity contract derivatives, net	1,300	(804)
Stock-based compensation expense	329	160
Loss (gain) on modification and extinguishment of debt, net	3,593	(5,543)
Loss on disposal of renewable energy facilities	889	1,933
Gain on foreign currency exchange, net	(1,753)	(6,718)
Deferred taxes	24,281	(4,318)
Charges to allowance for doubtful accounts	540	166
Other, net	207	(62)
Changes in assets and liabilities, excluding the effect of acquisitions:
Accounts receivable	8,454	(9,058)
Prepaid expenses and other current assets	(3,847)	10,345
Accounts payable, accrued expenses and other current liabilities	(9,825)	(1,888)
Due to affiliates, net	(1,046)	(535)
Other, net	(8,998)	4,893

Net cash provided by operating activities	85,767	84,999

Cash flows from investing activities:
Capital expenditures	(1,006)	(7,368)
Proceeds from energy rebate and reimbursable interconnection costs	406	2,836
Proceeds from the settlement of foreign currency contracts, net	38,753	—
Payments to acquire businesses, net of cash and restricted cash acquired	(79,433)	—
Other investing activities	—	729

Net cash used in investing activities	(41,280)	(3,803)

Cash flows from financing activities:
Revolver draws	127,000	50,000
Revolver repayments	(66,000)	(15,000)
Term Loan principal payments	—	(875)
Borrowings of non-recourse long-term debt	275,624	—
Principal payments and prepayments on non-recourse long-term debt	(242,113)	(50,194)
Debt financing fees paid	(3,250)	(1,197)
Contributions from non-controlling interests	3,008	5,562
Purchase of membership interests and distributions to non-controlling interests	(30,762)	(6,103)
Cash distributions to Class A common stockholders	(45,488)	(41,987)
Payment to terminate interest rate swaps	(16,331)	—
Other financing activities	(971)	—

Net cash provided by (used in) financing activities	717	(59,794)

Net increase in cash, cash equivalents and restricted cash	45,204	21,402
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,203)	(4,377)
Cash, cash equivalents and restricted cash at beginning of period	349,500	392,809

Cash, cash equivalents and restricted cash at end of period	$390,501	$409,834

Supplemental Disclosures:
Cash paid for interest	$51,449	$71,818
Cash paid for income taxes	117	—

See accompanying notes to unaudited condensed consolidated financial statements.

TERRAFORM POWER, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION

TerraForm Power, Inc. (“TerraForm Power” and, together with its subsidiaries, the “Company”) is a holding company and its primary asset is an equity interest in TerraForm Power, LLC (“Terra LLC”). TerraForm Power is the managing member of Terra LLC and operates, controls and consolidates the business affairs of Terra LLC, which through its subsidiaries owns and operates renewable energy facilities that have long-term contractual arrangements to sell the electricity generated by these facilities to third parties. The related green energy certificates, ancillary services and other environmental attributes generated by these facilities are also sold to third parties. The Company is sponsored by Brookfield Asset Management Inc. (“Brookfield”) and its primary business strategy is to acquire operating solar and wind assets in North America and Western Europe. The Company is a controlled affiliate of Brookfield. As of March 31, 2020, affiliates of Brookfield held approximately 62% of the Company’s Class A common stock (“Common Stock”).

Brookfield Renewable Non-Binding Proposal and Signing of Reorganization Agreement

On January 11, 2020, the Company received an unsolicited and non-binding proposal (the “Brookfield Proposal”) from Brookfield Renewable Partners L.P. (“Brookfield Renewable”), an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% shares held by Brookfield Renewable and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board of Directors of the Company (the “Board”) consisting solely of independent directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a special committee (the “Special Committee”) of non-executive, disinterested and independent directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. As of March 31, 2020 Brookfield Renewable held an approximately 30% indirect economic interest in TerraForm Power.

On March 16, 2020, the Company, Brookfield Renewable and certain of their affiliates entered into a definitive agreement (the “Reorganization Agreement”) for Brookfield Renewable to acquire all of the Company’s outstanding shares of Common Stock, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates (the transactions contemplated by the Reorganization Agreement, the “Transactions”). Pursuant to the Reorganization Agreement, each holder of a share of Common Stock that is issued and outstanding immediately prior to the consummation of the Transactions will receive, at each such shareholder’s election, 0.381 of a Brookfield Renewable limited partnership unit or of a Class A exchangeable subordinate voting share of Brookfield Renewable Corporation, a Canadian subsidiary of Brookfield Renewable which is expected to be publicly listed as of the consummation of the Transactions. The Special Committee has unanimously recommended that the Company’s unaffiliated shareholders approve the Transactions. Consummation of the Transactions is subject to the non-waivable approval of a majority of the Company’s shareholders not affiliated with Brookfield Renewable, receipt of required regulatory approvals and other customary closing conditions. For a detailed description of the Reorganization and the Transactions, see Note 17. Related Parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements represent the results of TerraForm Power, which consolidates Terra LLC through its controlling interest.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They include the results of wholly-owned and partially-owned subsidiaries in which the Company has a controlling interest with all significant intercompany accounts and transactions eliminated and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. The financial statements should be read in conjunction with the accounting policies and other disclosures as set forth in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2019 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2020. Interim results are not necessarily indicative of results for a full year or any subsequent interim period.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments consisting of a normal and recurring nature necessary to present fairly the Company’s financial position as of March 31, 2020, results of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2020 and 2019.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements, the Company uses estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Such estimates also affect the reported amounts of revenues, expenses, and cash flows during the reporting period. The COVID-19 pandemic has caused significant volatility in global markets and resulted in the imposition of quarantines or closures of office spaces, travel and transportation restrictions which, among other factors, have contributed to a widespread decline in economic activity, both globally and in the jurisdictions in which the Company operates in. The Company has assessed the impact of the pandemic and is not aware of specific events or circumstances that required material revisions to the estimates and assumptions used in the preparation of this Quarterly Report. These estimates may change as new events occur and additional information is obtained. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations would be affected.

Recently Adopted Accounting Standards – Guidance Adopted in 2020

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about the current expected credit losses (“CECL”). This ASU changes how entities measure credit losses on financial instruments and the timing of when such losses are recognized by utilizing a lifetime expected credit loss measurement. The guidance is effective for fiscal years and interim periods within those years beginning after January 1, 2020. The Company adopted ASU 2016-13, effective January 1, 2020, and did not result in a material impact on the allowance for doubtful accounts. See Note 13. Concentration of Credit Risk for additional details related to the Company’s exposure to credit risk.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes some disclosure requirements, modifies others, and adds some new disclosure requirements. The guidance is effective January 1, 2020, with early adoption permitted. The Company adopted ASU No. 2018-13 as of January 1, 2020, which resulted in additional disclosures related to the financial assets classified as Level 3. See Note 12. Fair Value of Financial Instruments for additional details.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU amends the definition of a hosting arrangement and requires a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-402 to determine which implementation costs to capitalize as assets. Capitalized implementation costs are amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. The guidance is effective January 1, 2020, with early adoption permitted. The adoption of ASU No. 2018-15 as of January 1, 2020 did not have an impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU require reporting entities to consider indirect interests held through related parties under common control for determining whether fees paid to decision makers and service provider are variable interests. These indirect interests should be considered on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in U.S. GAAP). The guidance is effective January 1, 2020, with early adoption permitted. Entities are required to apply the amendments in this guidance retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The adoption of ASU No. 2018-17 as of January 1, 2020 did not have an impact on the Company’s unaudited condensed consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides entities temporary optional guidance to ease potential accounting burdens to transition away from LIBOR or other reference rates that are expected to be discontinued to alternative reference rates. This ASU applies to all entities that have contracts, hedging relationships and other transactions affected by reference rate reform. The provisions in this ASU, among other things, simplify contract modification accounting and allow hedging relationships affected by reference rate reform to continue. ASU 2020-04 is effective upon issuance and entities may elect to apply the amendments prospectively through December 31, 2022. The Company is in the process of assessing the impact on its financial statements from the adoption of the new guidance and determining the timing of electing available optional expedients.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective January 1, 2021, with early adoption permitted. The Company does not expect the effect of the new guidance to be material on its consolidated financial statements.

3. ACQUISITIONS

2020 Acquisition

Termosol Acquisition

On February 11, 2020, TERP Spanish Holdco, S.L.U., a wholly-owned subsidiary of the Company, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with a combined nameplate capacity of approximately 100 MW (Termosol 1 & 2) from NextEra Energy Spain Holdings B.V. The purchase price of this acquisition, including working capital adjustments, was $126.9 million (the “Termosol Acquisition”). The acquired facilities are regulated under the Spanish framework for renewable power, with approximately 18 years of remaining regulatory life. In connection with this acquisition, over 60 employees joined the Company the majority of whom perform in-house operations and maintenance (“O&M”) services for the acquired facilities. The Company funded the purchase price of the acquisition using a draw on the Revolver and cash available on hand. See Note 9. Long-term Debt for definitions and additional details.

The Company accounted for the Termosol Acquisition under the acquisition method of accounting for business combinations. Under this method, the total consideration transferred is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the acquisition. The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. The final accounting has not been completed since the evaluation necessary to assess the fair values of acquired assets and assumed liabilities is still in process. The provisional amounts for this business combination are subject to revision until these evaluations are completed. The additional information needed by the Company to finalize the measurement of these provisional amounts include, but not limited to, the settlement of the amount of net working capital acquired, credit spreads and other information necessary to estimate the fair value of non-recourse project debt, the assessment of the incremental borrowing rate for operating leases, and additional information to assess the discount rate factor used at the time of the acquisition. The provisional amounts for this business combination are subject to revision until these evaluations are completed.

The preliminary allocation of the acquisition-date fair values of assets and liabilities pertaining to this business combination as of March 31, 2020, was as follows:

(In thousands)	As of February 11, 2020
Renewable energy facilities[1]	$477,269
Accounts receivable	33,242
Other assets	7,550
Intangible assets	183,655
Deferred income taxes	14,419
Goodwill[2]	40,862

Total assets acquired	756,997
Accounts payable, accrued expenses and other current liabilities	16,609
Long-term debt	468,812
Asset retirement obligations	22,609
Derivative liabilities	147,536
Operating lease liabilities	17,139
Other liabilities	5,900
Total liabilities assumed	678,605

Purchase price, net of cash and restricted cash acquired[3]	$78,392

(1)	Includes $17.1 million operating lease right-of-use assets.
(2)

The excess purchase price over the estimated fair value of net assets acquired of $40.9 million was recorded as goodwill and was assigned to the Regulated Solar and Wind segment. Goodwill is primarily attributable to expected synergies from the Company’s growing portfolio in Spain and the acquired employee knowledge of the operation and maintenance of concentrated solar power facilities.

(3)	The Company acquired cash and cash equivalents of $22.0 million and restricted cash of $26.5 million as of the acquisition date.

The acquired non-financial assets primarily represent estimates of the fair value of acquired renewable energy facilities and intangible assets from licensing contracts using the cost and income approach. The key inputs used to estimate fair value included forecasted power pricing, operational data, asset useful lives, and a discount rate factor reflecting current market conditions at the time of the acquisition. These significant inputs were not observable in the market and thus represent Level 3 measurements (as defined in Note 12. Fair Value of Financial Instruments). Refer below for additional disclosures related to the acquired finite-lived intangible assets.

The results of operations of the acquired entities are included in the Company’s consolidated results since the date of acquisition. The operating revenues and net income of the Termosol Acquisition reflected in the unaudited condensed consolidated statements of operations for the three months ended March 31, 2020 were $11.0 million and $0.3 million, respectively.

Unaudited Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below gives effect to the Termosol Acquisition, as if the transaction had occurred on January 1, 2019. The pro forma net loss includes adjustments to depreciation and amortization expense for the valuation of renewable energy facilities and intangible assets and excludes the impact of acquisition costs. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed or of the Company’s results of operations for any future date.

	Three Months Ended March 31,
(In thousands)	2020	2019
Total operating revenues, net	$256,054	$250,352
Net loss	(71,524)	(33,599)

Intangibles at Acquisition Date

The following table summarizes the estimated fair value and weighted average amortization period of the acquired intangible assets as of the acquisition date. The Company attributed intangible asset value to licensing contracts in-place from the acquired renewable energy facilities. These intangible assets are amortized on a straight-line basis over the estimated remaining useful lives of the facilities from the Company’s acquisition date.

	As of February 11, 2020
	Fair Value (In thousands)	Weighted Average Amortization Period[1]
Intangible assets – licensing contracts	$183,655	18 years

(1)	For the purposes of this disclosure, the weighted average amortization period is determined based on a weighting of the individual intangible fair values against the total fair value.

2019 Acquisition

WGL Acquisition

On September 26, 2019, TerraForm Arcadia Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“TerraForm Arcadia”), completed the acquisition of an approximately 320 megawatt (“MW”) distributed generation portfolio of renewable energy facilities in the United States (“U.S.”) from subsidiaries of AltaGas Ltd., a Canadian corporation (“AltaGas”), for a purchase price of $720.0 million, plus $15.1 million for working capital. The acquisition was pursuant to a membership interest purchase agreement (the “Purchase Agreement”) dated July 19, 2019, entered into by TerraForm Arcadia, WGL Energy Systems, Inc., a Delaware corporation (“WGL”), and WGSW, Inc., a Delaware corporation (“WGSW”, and together with WGL, the “Sellers”), both subsidiaries of AltaGas (the “WGL Acquisition”). Pursuant to the Purchase Agreement, the ownership of certain projects for which the Sellers had not yet received the required third party consents or had not completed construction (the “Delayed Projects”) were to be transferred to the Company once such third party consents were received or construction was completed, subject to certain terms and conditions. The Delayed Projects represented 9.0 MW of the combined nameplate capacity of the acquired renewable energy facilities as of March 31, 2020. The purchase price allocated to the Delayed Projects based on the Purchase Agreement as of March 31, 2020, was $13.0 million and is presented as Deposit on acquisitions in the unaudited condensed consolidated balance sheets. In the event that the title to certain Delayed Projects is not transferred to the Company within a certain period of time, the Company is entitled to a full refund of the value of these projects based on the Purchase Agreement. Subsequent to quarter end, the title to two Delayed Projects with an aggregate purchase value of approximately $10.3 million and a combined nameplate capacity of 4.8 MW was transferred to the Company in April 2020. As of the date of the issuance of this Quarterly Report, one Delayed Project, with a purchase value of approximately $2.7 million, remains to be transferred to the Company.

The Company funded the purchase price and the related initial costs of the WGL Acquisition with the net proceeds of $475.0 million Bridge Facility and the remainder from draws on the Revolver. See Note 9. Long-term Debt for definitions and additional details.

The Company accounted for the WGL Acquisition under the acquisition method of accounting for business combinations. Under this method, the total consideration transferred is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the acquisition. The acquisition method of accounting requires extensive use of estimates and judgments to allocate the consideration transferred to the identifiable tangible and intangible assets acquired and liabilities assumed. The final accounting has not been completed since the evaluation necessary to assess the fair values of acquired assets and assumed liabilities is still in process. The additional information needed by the Company to finalize the measurement of these provisional amounts include, but not limited to, additional information the estimation of the removal costs for the acquired assets, the completion of the transfer of the remaining Delayed Project, and the assessment of the incremental borrowing rate for operating leases. The provisional amounts for this business combination are subject to revision until these evaluations are completed.

The preliminary allocation of the acquisition-date fair values of assets, liabilities and non-controlling interests pertaining to this business combination as of March 31, 2020 were as follows:

(In thousands)	As of September 26, 2019 reported at December 31, 2019	Adjustments[1]	As of September 26, 2019 reported at March 31, 2020
Renewable energy facilities in service[2]	$581,717	$8,574	$590,291
Intangible assets	168,825	4,625	173,450
Accounts receivable	13,160	—	13,160
Prepaid expenses and other assets	9,734	(73)	9,661

Total assets acquired	773,436	13,126	786,562
Accounts payable, accrued expenses and other current liabilities	6,806	—	6,806
Asset retirement obligations	27,338	238	27,576
Operating lease liabilities	21,663	—	21,663
Other liabilities	7,650	—	7,650

Total liabilities assumed	63,457	238	63,695
Non-controlling interests[3]	3,028	—	3,028

Purchase price, net of cash and restricted cash acquired[4]	706,951	12,888	719,839
Deposit on acquisitions	24,831	(11,847)	12,984

Total cash paid for the WGL Acquisition, net of cash acquired[5]	$731,782	$1,041	$732,823

(1)	The adjustments for the period were related to the transfer of title of certain Delayed Projects to the company during the three months ended March 31, 2020. See above for additional details.
(2)	Includes $22.5 million operating lease right-of-use assets.
(3)	The fair value of the non-controlling interests was determined using an income approach representing the best indicator of fair value and was supported by a discounted cash flow technique.
(4)	The Company acquired cash and cash equivalents of $3.4 million as of the acquisition date.
(5)	The adjustment to the amount of cash paid for the period represents additional payment made by the Company in relation to the net working capital acquired.

The acquired non-financial assets primarily represent an estimate of the fair value of the acquired renewable energy facilities and intangible assets from PPAs using the cost and income approach. Key inputs used to estimate fair value included forecasted power pricing, operational data, asset useful lives and a discount rate factor reflecting current market conditions at the time of the acquisition. These significant inputs are not observable in the market and thus represent Level 3 measurements, as defined in Note 12. Fair Value of Financial Instruments. Refer below for additional disclosures related to the acquired finite-lived intangible assets.

The results of operations from the acquired entities are included in the Company’s consolidated results since the date of acquisition. The operating revenues and net income related to the WGL Acquisition reflected in the consolidated statements of operations for the three months ended March 31, 2020, were $16.9 million and $0.2 million, respectively.

Intangibles at Acquisition Date

The following table summarizes the estimated fair values and the weighted average amortization periods of the acquired intangible assets and assumed intangible liabilities as of the acquisition date. The Company attributed the intangible asset values to favorable rate revenue contracts and PPAs in-place from renewable energy facilities and the intangible liabilities to unfavorable rate revenue contracts.

	WGL Acquisition
	Fair Value (In thousands)	Weighted Average Amortization Period[1]
Favorable rate revenue contracts	$27,400	16 years
In-place value of market rate revenue contracts	146,050	15 years
Unfavorable rate revenue contracts	7,650	2 years

(1)

For the purposes of this disclosure, the weighted average amortization periods are determined based on a weighting of the individual intangible fair values against the total fair value for each major intangible asset and liability class.

Unaudited Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below gives effect to the WGL Acquisition, as if the transaction had occurred on January 1, 2019. The pro forma net loss includes interest expense related to incremental borrowings used to finance the transaction and adjustments to depreciation, accretion and amortization expense for the valuation of renewable energy facilities and intangible assets, and excludes the impact of acquisition costs disclosed below. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed or of the Company’s results of operations for any future date.

(In thousands)	Three Months Ended March 31, 2019
Total operating revenues, net	$242,018
Net loss	(40,993)

Acquisition Costs

Acquisition costs, which primarily consisted of professional fees for banking, legal and accounting services for the three months ended March 31, 2020, and 2019 were $0.4 million and $0.2 million, respectively. Acquisition costs related to affiliates for the three months ended March 31, 2020, were $0.7 million and are reflected within Acquisition costs – affiliates in the unaudited condensed consolidated statements of operations. No acquisition costs related to affiliates were incurred for the three months ended March 31, 2019.

4. REVENUE

The following table presents the Company’s operating revenues, net and disaggregated by revenue source:

	Three Months Ended March 31, 2020				Three Months Ended March 31, 2019
(In thousands)	Solar	Wind	Regulated Solar and Wind	Total	Solar	Wind	Regulated Solar and Wind	Total
PPA rental income	$36,694	$53,065	$—	$89,759	$37,769	$57,845	$—	$95,614
Commodity derivatives	—	5,161	—	5,161	—	15,609	—	15,609
PPA and market energy revenue	16,107	24,603	13,442	54,152	5,604	25,320	23,151	54,075
Capacity revenue from remuneration programs[1]	—	—	74,600	74,600	—	—	45,837	45,837
Amortization of favorable and unfavorable rate revenue contracts, net	(2,025)	(7,878)	—	(9,903)	(1,366)	(7,772)	—	(9,138)

Energy revenue	50,776	74,951	88,042	213,769	42,007	91,002	68,988	201,997
Incentive revenue[2]	27,847	1,616	3,530	32,993	15,349	1,637	6,349	23,335

Operating revenues, net	$78,623	$76,567	$91,572	$246,762	$57,356	$92,639	$75,337	$225,332

(1)	Represents the remuneration related on the Company’s investments in renewable energy facilities in Spain.
(2)	Incentive revenue earned at the Regulated Solar and Wind segment represents the return per MWh generated by the Company’s solar facilities in Spain to recover certain operating expenses.

Contract balances and performance obligations

The Company recognizes accounts receivable when its right to consideration from the performance of services becomes unconditional. As of March 31, 2020 and December 31, 2019, the Company’s receivable balances related to PPA contracts with solar and wind customers were approximately $130.1 million and $104.1 million, respectively. Trade receivables for PPA contracts are reflected within accounts receivable, net in the consolidated balance sheets. The Company typically receives payment within 30 days for invoiced PPA revenue. See Note 13. Concentration of Credit Risk for additional discussion on the Company’s exposure to credit risk.

Contract liabilities as of March 31, 2020 were not material.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased. As of March 31, 2020 and December 31, 2019, cash and cash equivalents included $189.2 million and $138.5 million, respectively, of unrestricted cash held at project-level subsidiaries, which was available for project expenses but not available for corporate use.

Reconciliation of Cash and Cash Equivalents as Presented in the Unaudited Condensed Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited condensed consolidated balance sheets to the total of the same such amounts shown in the unaudited condensed consolidated statement of cash flows for the three months ended March 31, 2020:

(In thousands)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$249,220	$237,480
Restricted cash – current	42,907	35,657
Restricted cash – non-current	98,374	76,363

Cash, cash equivalents and restricted cash shown in the unaudited condensed consolidated statement of cash flows	$390,501	$349,500

As discussed in Note 9. Long-term Debt, the Company was in default under certain of its non-recourse financing agreements as of the date of the issuance of the financial statements for the three months ended March 31, 2020, and for the year ended December 31, 2019. As a result, the Company reclassified $10.7 million and $11.0 million of non-current restricted cash to current as of March 31, 2020 and December 31, 2019, respectively, consistent with the corresponding debt classification, as the restrictions that required the cash balances to be classified as non-current restricted cash were driven by the financing agreements.

6. RENEWABLE ENERGY FACILITIES

Renewable energy facilities, net consisted of the following:

(In thousands)	March 31, 2020	December 31, 2019
Renewable energy facilities in service, at cost[1]	$9,029,887	$8,584,243
Less: accumulated depreciation	(1,279,325)	(1,191,056)

Renewable energy facilities in service, net	7,750,562	7,393,187
Construction in progress – renewable energy facilities	9,291	12,274

Total renewable energy facilities, net	$7,759,853	$7,405,461

(1)	Includes $301.2 million and $288.3 million right-of-use assets related to operating lease obligations as of March 31, 2020 and December 31, 2019, respectively.

Depreciation expense related to renewable energy facilities was $93.6 million and $81.1 million for the three months ended March 31, 2020 and 2019, respectively.

Repowering Activities

During the year ended December 31, 2019, the Company identified opportunities to repower two wind power plants in the Northeast U.S. with a combined nameplate capacity of 160 MW by replacing certain components of the wind turbines with newer equipment while preserving the existing towers, foundation and balance of plant. The Company views repowering activities as opportunities to increase efficiency and extend the useful lives of existing renewable energy facilities. The Company performed impairment testing for these two wind power plants and did not record any impairment losses since it was determined that the expected undiscounted cash flows were greater than the net carrying amount of the related renewable energy facilities of $77.9 million and $79.4 million as of March 31, 2020 and December 31, 2019, respectively. If the Company determines to move forward with the repowering activities for one or both of these wind plants at a later stage, the Company will revise the estimated remaining useful lives of certain components of the renewable energy facilities that will be replaced in the repowering activities and accelerate the recognition of depreciation expense to no later than the removal date.

7. INTANGIBLE ASSETS, NET AND GOODWILL

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of March 31, 2020:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Licensing contracts	14 years	$939,108	$(96,207)	$842,901
Favorable rate revenue contracts	12 years	741,148	(205,365)	535,783
In-place value of market rate revenue contracts	14 years	680,856	(138,311)	542,545

Total intangible assets, net		$2,361,112	$(439,883)	$1,921,229

Unfavorable rate revenue contracts	6 years	$53,420	$(39,686)	$13,734

Total intangible liabilities, net[1]		$53,420	$(39,686)	$13,734

(1)	The Company’s intangible liabilities are classified within Other liabilities in the unaudited condensed consolidated balance sheets.

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of December 31, 2019:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Licensing contracts	13 years	$765,451	$(81,647)	$683,804
Favorable rate revenue contracts	12 years	745,784	(195,287)	550,497
In-place value of market rate revenue contracts	16 years	688,832	(129,841)	558,991

Total intangible assets, net		$2,200,067	$(406,775)	$1,793,292

Unfavorable rate revenue contracts	8 years	$48,420	$(32,556)	$15,864

Total intangible liabilities, net[1]		$48,420	$(32,556)	$15,864

(1)	The Company’s intangible liabilities are classified within Other liabilities in the unaudited condensed consolidated balance sheets.

Amortization expense related to concessions and licensing contracts is reflected in the unaudited condensed consolidated statements of operations within depreciation, accretion and amortization expense. During the three months ended March 31, 2020, amortization expense related to licensing contacts was $15.8 million, as compared to $17.3 million for the same period in the prior year.

Amortization expense related to favorable rate revenue contracts is reflected in the unaudited condensed consolidated statements of operations as a reduction of operating revenues, net. Amortization related to unfavorable rate revenue contracts is reflected in the unaudited condensed consolidated statements of operations as an increase to operating revenues, net. During the three months ended March 31, 2020, net amortization expense related to favorable and unfavorable rate revenue contracts resulted in a reduction of operating revenues, net of $9.9 million, compared to a $9.1 million reduction of operating revenues, net for the same period in the prior year.

Amortization expense related to the in-place value of market rate revenue contracts is reflected in the unaudited condensed consolidated statements of operations within depreciation, accretion and amortization expense. During the three months ended March 31, 2020, amortization expense related to the in-place value of market rate revenue contracts was $9.2 million, compared to $6.6 million for the same period in the prior year.

Goodwill

Goodwill represents the excess of the consideration transferred and fair value of the non-controlling interests over the fair values of assets acquired and liabilities assumed from business combinations, and reflects the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill balance is not deductible for income tax purposes.

The following table presents the activity of the goodwill balance for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(In thousands)	2020	2019
Beginning balance	$127,952	$120,553
Goodwill resulting from business combinations[1]	40,862	—
Adjustments during the period[2]	—	(3,129)
Foreign exchange differences	(825)	(2,557)

Ending balance	$167,989	$114,867

(1)	Represents the excess purchase price over the estimated fair value of net assets acquired from the Termosol Acquisition. See Note 3 Acquisitions for additional details.
(2)	Represents the adjustments to the goodwill balance arising from the revision of the provisional accounting of the purchase price allocation related to the 2018 Saeta acquisition.

8. VARIABLE INTEREST ENTITIES

The Company assesses entities for consolidation in accordance with ASC 810. The Company consolidates variable interest entities (“VIEs”) in renewable energy facilities when the Company is determined to be the primary beneficiary. VIEs are entities that lack one or more of the characteristics of a voting interest entity (“VOE”). The Company has a controlling financial interest in a VIE when its variable interest(s) provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The VIEs own and operate renewable energy facilities in order to generate contracted cash flows. The VIEs were funded through a combination of equity contributions from the owners and non-recourse project-level debt. The Company determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: the activities that most significantly impact the VIE’s economic performance and which party controls such activities, the obligation or likelihood for the Company or other interests to provide financial support to the VIE, consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders.

VOEs are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.

For consolidated VIEs, the Company presented on its consolidated balance sheets, to the extent material, the assets of its consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of its consolidated VIEs for which creditors do not have recourse to the Company’s general assets outside of the VIE.

The carrying amounts and classification of the consolidated assets and liabilities of the VIEs included in the Company’s unaudited condensed consolidated balance sheets were as follows:

(In thousands)	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$55,814	$44,083
Restricted cash	7,866	10,562
Accounts receivable, net	36,816	39,804
Derivative assets, current	4,672	2,461
Prepaid expenses	2,659	3,466
Other current assets	23,703	21,228

Total current assets	131,530	121,604
Renewable energy facilities, net	3,156,511	3,188,508
Intangible assets, net	678,894	690,594
Restricted cash	4,445	4,454
Derivative assets	50,217	56,852
Other assets	7,106	7,061

Total assets	$4,028,703	$4,069,073

Liabilities
Current liabilities:
Current portion of long-term debt and financing lease obligations	$65,959	$55,089
Accounts payable, accrued expenses and other current liabilities	42,166	42,685
Derivative liabilities, current	1,351	449

Total current liabilities	109,476	98,223
Long-term debt and financing lease obligations, less current portion	1,162,180	932,862
Operating lease obligations, less current portion	138,486	138,816
Asset retirement obligations	118,961	116,159
Derivative liabilities	2,114	894
Other liabilities	42,306	41,813

Total liabilities	$1,573,523	$1,328,767

The amounts shown in the table above exclude intercompany balances that are eliminated upon consolidation. All of the assets in the table above are restricted for the settlement of the VIE obligations and all the liabilities in the table above can only be settled by using VIE resources.

9. LONG-TERM DEBT

Long-term debt consisted of the following:

(In thousands, except interest rates)	March 31, 2020	December 31, 2019	Interest Type	Interest Rate (%)[1]		Financing Type
Corporate-level long-term debt[2,3]:
Senior Notes due 2023	$500,000	$500,000	Fixed	4.25		Senior notes
Senior Notes due 2028	700,000	700,000	Fixed	5.00		Senior notes
Senior Notes due 2030	700,000	700,000	Fixed	4.75		Senior notes
Revolver[4]	61,000	—	Variable	4.25		Revolving loan
Non-recourse long-term debt:
Permanent financing	4,315,581	3,854,386	Blended[5]	4.32	[7]	Term debt / Senior notes
Bridge Facility[6]	474,550	474,550	Variable	2.45		Term debt
Financing lease obligations	61,857	59,533	Imputed	5.89	[7]	Financing lease obligations

Total principal due for long-term debt and financing obligations	6,812,988	6,288,469		4.31	[7]
Unamortized discounts and premiums, net	(564)	(3,509)
Deferred financing costs, net	(49,631)	(49,578)
Less: current portion of long-term debt and financing lease obligations	(475,662)	(441,951)

Long-term debt and financing lease obligations, less current portion	$6,287,131	$5,793,431

(1)	As of March 31, 2020.
(2)

Represents the debt issued by TerraForm Power Operating, LLC (“Terra Operating LLC”) and guaranteed by Terra LLC and certain subsidiaries of TerraForm Operating LLC other than non-recourse subsidiaries as defined in the relevant debt agreements (except for certain unencumbered non-recourse subsidiaries).

(3)

As discussed in Note 17. Related Parties, the Company entered into a credit agreement with Brookfield and one of its affiliates that establishes a $500.0 million senior secured sponsor line credit facility that terminates on October 16, 2022. The Company did not make any draws on this credit facility as of March 31, 2020 and December 31, 2019.

(4)

Represents the Terra Operating LLC senior secured revolving credit facility with a limit of $800.0 million that is available for revolving loans and letters of credits and matures in October 2022 (the “Revolver”).

(5)

Includes fixed rate debt and variable rate debt. As of March 31, 2020, 35% of this balance had a fixed interest rate and the remaining 65% of the balance had a variable interest rate. The Company entered into interest rate swap agreements to fix the interest rates of a majority of the variable rate permanent financing non-recourse debt (see Note 11. Derivatives).

(6)

Represents non-recourse senior secured term loan (“Bridge Facility”) maturing on September 24, 2020. It was issued to fund a portion of the consideration paid for the WGL Acquisition. The Company has a one-year extension option and intends, through its subsidiaries, to complete a refinancing of the balance on a long-term basis prior to maturity. The balance, net of unamortized deferred financing costs, is included within non-current liabilities in the unaudited condensed consolidated balance sheets.

(7)	Represents the weighted average interest rate as of March 31, 2020.

Corporate Debt Covenants and Cross-Defaults

The terms of the Company’s corporate-level debt agreements and indentures include customary affirmative and negative covenants and provide for customary events of default, which include, among others, nonpayment of principal or interest and failure to timely deliver financial statements, including quarterly financial maintenance covenants for the Revolver. As of March 31, 2020, the Company was in compliance with the leverage ratio covenant contained in the Revolver and estimates that it will continue to be in compliance with this leverage ratio covenant for the succeeding twelve-month period. Management estimates that, as of the date of this Quarterly Report, the Company will continue to be in compliance with the leverage ratio covenant based, in part, on assumptions around project-level refinancing activities and forecasted operating income. However, if an event or a series of events occurs that results in a sustained material adverse impact on the Company’s revenues, operating results or cash flows (such as adverse impacts caused by the COVID-19 pandemic or otherwise) the leverage ratio covenant in the Revolver could be breached. If the Company is unable to comply with or obtain potential modifications to such covenant prior to any breach, any noncompliance may trigger events of defaults under the Revolver, and any arrangement for which there is a cross-default provision.

Non-recourse Project Financing

Certain subsidiaries of the Company have incurred long-term non-recourse debt obligations related to the renewable energy facilities that those subsidiaries own directly or indirectly. The indebtedness of these subsidiaries is typically secured by the renewable energy facilities or equity interests in subsidiaries that directly or indirectly hold renewable energy facilities with no recourse to TerraForm Power, Terra LLC or Terra Operating LLC other than limited or capped contingent support obligations, which in aggregate are not considered material to the Company’s business and financial condition. In connection with these financings and in the ordinary course of its business, the Company and its subsidiaries observe formalities and operating procedures to maintain each of their separate existence and can readily identify each of their separate assets and liabilities as separate and distinct from each other. As a result, these subsidiaries are legal entities that are separate and distinct from each of TerraForm Power, Terra LLC, Terra Operating LLC and the guarantors under the Senior Notes due 2023, the Senior Notes due 2028, the Senior Notes due 2030, the Revolver and the Sponsor Line.

United States Project Financing

On March 26, 2020, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement issuing $246.0 million of 3.28% senior notes secured by approximately 218.0 MW utility-scale wind power plants located in the U.S. The Company used the net proceeds of this debt to (i) redeem, in full, the outstanding balance of the non-recourse project term debt previously incurred and secured by the subsidiary’s assets, of which $215.2 million remained outstanding plus accrued and unpaid interest, (ii) redeem, in full, derivative liabilities related to interest rate swaps with the hedge counterparties of which $16.3 million remained outstanding, and (iii) pay for the fees and expenses related to the issuance. As a result of the extinguishment of the project-level debt, the Company recognized $3.6 million loss on modification and extinguishment of debt during the period ended March 31, 2020, representing the write-off of unamortized debt discount and deferred financing costs as of the redemption date. The senior secured notes mature on June 30, 2037, and amortize on a seventeen-year amortization schedule.

Non-recourse Debt Defaults

As of March 31, 2020 and December 31, 2019, the Company reclassified $169.0 million of non-recourse long-term indebtedness, net of unamortized deferred financing costs and debt discounts, to current in the unaudited condensed consolidated balance sheets due to defaults remaining as of the respective financial statements issuance dates. The defaults as of the March 31, 2020 and December 31, 2019 primarily consisted of indebtedness of the Company’s solar renewable energy facility in Chile. The Company continues to amortize deferred financing costs and debt discounts over the maturities of the respective financing agreements as before the violations, since the Company believes there is a reasonable likelihood that it will be, in due course, able to successfully negotiate waivers with the lenders and/or cure existing defaults. The Company’s management based this conclusion on (i) its past history of obtaining waivers and/or forbearance agreements with lenders, (ii) the nature and existence of active negotiations between the Company and the respective lenders to secure waivers, (iii) the Company’s timely servicing of these debt instruments, and (iv) the fact that no non-recourse financing has been accelerated to date and no project-level lender has notified the Company of such lenders election to enforce project security interests.

See Note 5. Cash and Cash Equivalents for discussion of corresponding restricted cash reclassifications to current as a result of these defaults.

Indebtedness Assumed on Acquisition

In connection with the Termosol Acquisition, the Company assumed $468.8 million of project-level debt secured by the acquired renewable energy facilities. The debt matures on December 31, 2036 and bears an average interest rate of 4.7%. As of March 31, 2020, the Company obtained all required change of control consents from the lenders.

Maturities

The aggregate contractual principal payments of long-term debt due after March 31, 2020, excluding the amortization of debt discounts, premiums and deferred financing costs, as stated in the financing agreements, are as follows:

(In thousands)	Remainder of 2020[2]	2021	2022	2023	2024	Thereafter	Total
Maturities of long-term debt[1]	$733,365	$300,956	$295,777	$903,546	$368,311	$4,211,033	$6,812,988

(1)

Represents the contractual principal payment due dates for the Company’s long-term debt and does not reflect the reclassification of $169.0 million of long-term debt, net of unamortized deferred financing costs of $5.6 million, to current due to debt defaults that existed at March 31, 2020 (see above for additional details).

(2)

Includes the $474.6 million Bridge Facility maturing on September 24, 2020. The Company has a one-year extension option and intends, through its subsidiaries, to complete a refinancing of the balance on a long-term basis prior to maturity. The balance, net of unamortized deferred financing costs, is included within non-current liabilities in the unaudited condensed consolidated balance sheets.

10. INCOME TAXES

The income tax expense (benefit) was calculated based on the income and losses before income tax between U.S. and foreign operations and consisted of the following:

(In thousands)	Current	Deferred	Total
Three months ended March 31, 2020
U.S. federal	$—	$15,357	$15,357
State and local	122	8,420	8,542
Foreign	58	504	562

Total expense	$180	$24,281	$24,461

Three months ended March 31, 2019
U.S. federal	$167	$—	$167
State and local	—	—	—
Foreign	—	(4,318)	(4,318)

Total expense (benefit)	$167	$(4,318)	$(4,151)

	Three Months Ended March 31,
(In thousands, except effective tax rate)	2020	2019
Loss before income tax expense	$(42,785)	$(40,208)
Income tax expense (benefit)	24,461	(4,151)
Effective tax rate	(57.2)%	10.3%

The overall effective tax rate for the three months ended March 31, 2020 and 2019 was different than the statutory rate of 21% and was primarily due to the recognition of an additional valuation allowance on certain income tax benefits attributed to the Company, the allocation of losses to non-controlling interests, the effect of foreign and state taxes and, for the three months ended March 31, 2020, the impact of the CARES Act, as discussed below.

As of March 31, 2020, and December 31, 2019, the Company had not identified any uncertain tax positions for which a liability was required under ASC 740-10. The Company expects to complete its analysis on tax positions related to the Termosol and WGL Acquisitions within the measurement period.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act in response to the COVID-19 pandemic. The CARES Act included certain income tax provisions that may impact the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2020. The CARES Act allows partnerships to deduct 50% of the 2019 Excess Business Interest Expense in 2020 without limitation under Internal Revenue Code (“IRC”) section 163(j). Terra LLC will include this provision in its tax return for the year ending December 31, 2020, and expects to receive an additional $56.9 million deduction. In addition, for the year ending December 31, 2020, the CARES Act allows corporations and partnerships to calculate their IRC 163(j) limitations to 50% of Adjusted Taxable Income from 30%. The Company will analyze the relevant provisions and make the most appropriate tax elections. The CARES Act also allows corporate taxpayers to temporarily carryback net operating losses (“NOL”) generated in 2018, 2019 and 2020 to each of the five tax years preceding the tax year of such loss. Additionally, the CARES Act temporarily removes the 80% limitation imposed by the Tax Cuts and Jobs Act of 2017. The Company does not expect to be able to benefit from the NOL provisions as the Company is anticipated to incur a taxable loss during the year ending December 31, 2020. The Company reported the impact of the interest limitations on its valuation allowance of deferred taxes assets as of March 31, 2020.

11. DERIVATIVES

As part of its risk management strategy, the Company entered into derivative instruments, which include interest rate swaps, foreign currency contracts and commodity contracts to mitigate interest rate, foreign currency and commodity price exposures. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, Derivatives and Hedging, the Company designates its derivative instruments as either cash flow hedges or net investment hedges. The Company enters into interest rate swap agreements in order to hedge the variability of the expected future cash interest payments. Foreign currency contracts are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. The Company also enters into commodity contracts to hedge price variability inherent in energy sales arrangements. The objectives of the commodity contracts are to minimize the impact of variability in spot energy prices and stabilize estimated revenue streams. The Company does not use derivative instruments for trading or speculative purposes.

As of March 31, 2020 and December 31, 2019, the fair values of the following derivative instruments were included in the respective balance sheet captions indicated below:

	Fair Value of Derivative Instruments[1]
	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
(In thousands)	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Gross Derivatives	Counterparty Netting[2]	Net Derivatives
As of March 31, 2020
Derivative assets, current	$—	$—	$2,216	$—	$13,744	$7,300	$23,260	$—	$23,260
Derivative assets	—	—	29,266	—	—	20,951	50,217	—	50,217

Total assets	$—	$—	$31,482	$—	$13,744	$28,251	$73,477	$—	$73,477

Derivative liabilities, current portion	$14,039	$—	$—	$49,476	$—	$—	$63,515	$—	$63,515
Derivative liabilities	59,546	—	—	182,948	—	—	242,494	—	242,494

Total liabilities	$73,585	$—	$—	$232,424	$—	$—	$306,009	$—	$306,009

As of December 31, 2019
Derivative assets, current	$—	$349	$1,040	$—	$8,092	$7,279	$16,760	$(941)	$15,819
Derivative assets	809	24	33,269	—	504	23,583	58,189	(472)	57,717

Total assets	$809	$373	$34,309	$—	$8,596	$30,862	$74,949	$(1,413)	$73,536

Derivative liabilities, current portion	$12,046	$631	$—	$21,923	$310	$—	$34,910	$(941)	$33,969
Derivative liabilities	41,605	315	—	59,412	534	—	101,866	(472)	101,394

Total liabilities	$53,651	$946	$—	$81,335	$844	$—	$136,776	$(1,413)	$135,363

(1)	Fair value amounts are shown before the effect of counterparty netting adjustments.
(2)	Represents the netting of derivative exposures covered by qualifying master netting arrangements.

As of March 31, 2020 and December 31, 2019, the Company had posted letters of credit in the amount of $15.0 million, as collateral related to certain commodity contracts. Certain derivative contracts contain provisions providing the counterparties a lien on specific assets as collateral. There was no cash collateral received or pledged as of March 31, 2020 and December 31, 2019 related to the Company’s derivative transactions.

The Company is subject to credit risk related to its derivatives to the extent the hedge counterparties may be unable to meet the terms of the contractual arrangements. The maximum exposure to loss due to credit risk if counterparties fail completely to perform according to the terms of the contracts would generally equal the fair value of derivative assets presented in the above table. The Company seeks to mitigate credit risk by transacting with a group of creditworthy financial institutions and through the use of master netting arrangements.

The Company elected to present all derivative assets and liabilities on a net basis on the balance sheets as a right to set-off exists. The Company enters into International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements with its counterparties. An ISDA Master Agreement is an agreement that can govern multiple derivative transactions between two counterparties that typically provides for the net settlement of all, or a specified group, of these derivative transactions through a single payment, and in a single currency, as applicable. A right to set-off typically exists when the Company has a legally enforceable ISDA Master Agreement. No amounts were netted for commodity contracts as of March 31, 2020 or December 31, 2019, as each of the commodity contracts were in a gain position.

The following table presents the notional amounts of derivative instruments as of March 31, 2020 and December 31, 2019:

	Notional Amount as of
(In thousands)	March 31, 2020	December 31, 2019
Derivatives designated as hedging instruments:
Cash flow hedges:
Interest rate swaps (USD)	279,832	441,628
Interest rate swaps (CAD)	137,391	138,575
Interest rate swaps (EUR)	304,401	310,721
Commodity contracts (MWhs)	5,175	5,360
Net investment hedges:
Foreign currency contracts (CAD)	—	94,100
Foreign currency contracts (EUR)	—	199,750
Derivatives not designated as hedging instruments:
Interest rate swaps (USD)	11,390	11,399
Interest rate swaps (EUR)[1]	1,194,510	745,719
Foreign currency option contracts (EUR)[2]	625,200	625,200
Foreign currency forward contracts (EUR)[2]	—	118,550
Commodity contracts (MWhs)	7,345	7,610

(1)

Represents the notional amount of the interest rate swaps at Saeta to economically hedge the interest rate payments on non-recourse debt. The Company did not designate these derivatives as hedging instruments per ASC 815 as of the respective balance sheet dates.

(2)

Represents the notional amount of foreign currency contracts used to economically hedge portions of the Company’s foreign exchange risk associated with Euro-denominated intercompany loans that are not of long-term investment nature. The Company did not designate these derivatives as hedging instruments per ASC 815 as of March 31, 2020 and December 31, 2019.

Gains and losses on derivatives not designated as hedging instruments for the three months ended March 31, 2020 and 2019 consisted of the following:

	Location of Loss (Gain) in the Statements of Operations	Three Months Ended March 31,
(In thousands)		2020	2019
Interest rate swaps	Interest expense, net	$4,365	$22,317
Foreign currency contracts	Gain on foreign currency exchange, net	(18,129)	(21,197)
Commodity contracts	Operating revenues, net	(3,793)	(6,411)

Gains and losses recognized related to interest rate swaps, foreign currency contracts and commodity derivative contracts designated as hedging instruments for the three months ended March 31, 2020 and 2019 consisted of the following:

	Three Months Ended March 31,
Derivatives in Cash Flow and Net Investment Hedging Relationships	(Loss) Gain Included in the Assessment of Effectiveness Recognized in OCI, net of taxes[1]		Location of Amount Reclassified from AOCI into Income	Loss (Gain) Included in the Assessment of Effectiveness Reclassified from AOCI into Income[2]
(In thousands)	2020	2019		2020	2019
Interest rate swaps	$(36,263)	$(9,676)	Interest expense, net	$1,584	$(561)
Foreign currency contracts	20,890	9,697	(Gain) on foreign currency exchange, net	—	—
Commodity contracts	(714)	535	Operating revenues, net	(1,368)	(316)

Total	$(16,087)	$556		$216	$(877)

(1)	Net of $4.1 million tax benefit for the three months ended March 31, 2020. No tax expense or benefit was recorded for the three months ended March 31, 2019.
(2)	No tax expense or benefit was recorded for the three months ended March 31, 2020 and 2019.

Derivatives Designated as Hedging Instruments

Interest Rate Swaps

The Company has interest rate swap agreements to hedge certain variable rate non-recourse debt. These interest rate swaps qualify for hedge accounting and were designated as cash flow hedges. Under the interest rate swap agreements, the Company pays a fixed rate and the counterparties to the agreements pay a variable interest rate. The change in the fair value of the components included in the effectiveness assessment of these derivatives is initially reported in accumulated other comprehensive income (“AOCI”) and subsequently reclassified to earnings in the periods when the hedged transactions affect earnings (the payment of interest). The amounts deferred in AOCI and reclassified into earnings during the three months ended March 31, 2020 and 2019 related to these interest rate swaps are provided in the tables above. The loss expected to be reclassified into earnings over the next twelve months is approximately $12.6 million. The maximum term of outstanding interest rate swaps designated as hedging instruments is 19 years.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to hedge portions of its net investment positions in certain subsidiaries with Euro (“€”) and Canadian dollar (“C$”) functional currencies and to manage its foreign exchange risk. For instruments that are designated and qualify as hedges of net investment in foreign operations, the effective portion of the net gains or losses attributable to changes in exchange rates are recorded in foreign currency translation adjustments within AOCI. The recognition in earnings of amounts previously recorded in AOCI is limited to circumstances such as complete or substantial liquidation of the net investment in the hedged foreign operation.

Cash flows from derivative instruments designated as net investment hedges are classified as investing activities in the unaudited condensed consolidated statements of cash flows.

There were no foreign currency contracts designated as of March 31, 2020. As of December 31, 2019, the total notional amount of foreign currency forward contracts designated as net investment hedges was €200 million and C$94.1 million. The maturity dates of these derivative instruments designated as net investment hedges range from 3 months to 33 months.

Commodity Contracts

The Company has two long-dated and physically-delivered commodity contracts that hedge variability in cash flows associated with the sales of power from certain wind renewable energy facilities located in Texas. One of these commodity contracts qualifies for hedge accounting and is designated as a cash flow hedge. The change in the fair value of the components included in the effectiveness assessment of this derivative is initially reported in AOCI and subsequently reclassified to earnings in the periods when the hedged transactions affect earnings (the sale of electricity). The amounts deferred in AOCI and reclassified into earnings during the three months ended March 31, 2020 and 2019 related to this commodity contract are provided in the tables above. The gain expected to be reclassified into earnings over the next twelve months is approximately $1.4 million. The maximum term of the outstanding commodity contract designated as a hedging instrument is 8 years.

Derivatives Not Designated as Hedging Instruments

Interest Rate Swaps

The Company has interest rate swap agreements that economically hedge the cash flows for non-recourse debt. These interest rate swaps pay a fixed rate and the counterparties to the agreements pay a variable interest rate. The changes in fair value are recorded in interest expense, net in the unaudited condensed consolidated statements of operations as these derivatives are not accounted for under hedge accounting.

Foreign Currency Contracts

The Company has foreign currency forward and option contracts that economically hedge its exposure to foreign currency fluctuations. As these hedges are not accounted for under hedge accounting, the changes in fair value are recorded in loss (gain) on foreign currency exchange, net in the unaudited condensed consolidated statements of operations. Cash flows from foreign currency forward and option contracts are classified as investing activities in the unaudited condensed consolidated statements of cash flows.

Commodity Contracts

The Company has commodity contracts that economically hedge commodity price variability inherent in certain electricity sales arrangements. If the Company sells electricity to an independent system operator market and there is no PPA available, it may enter into a commodity contract to hedge all or a portion of their estimated revenue stream. These commodity contracts require periodic settlements in which the Company receives a fixed price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are not accounted for under hedge accounting, the changes in fair value are recorded in operating revenues, net in the unaudited condensed consolidated statements of operations.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of assets and liabilities are determined using either unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available and using unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available. The Company uses valuation techniques that maximize the use of observable inputs. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. If the inputs into the valuation are not corroborated by market data, in such instances, the valuation for these contracts is established using techniques including the extrapolation from or interpolation between actively traded contracts, as well as the calculation of implied volatilities. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3. The Company regularly evaluates and validates the inputs used to determine the fair value of Level 3 contracts by using pricing services to support the underlying market price of the commodity.

The Company uses a discounted cash flow valuation technique to determine the fair value of its derivative assets and liabilities. The primary inputs in the valuation models for commodity contracts are market observable forward commodity curves, risk-free discount rates, volatilities and, to a lesser degree, credit spreads. The primary inputs into the valuation of interest rate swaps and foreign currency contracts are forward interest rates and foreign currency exchange rates and, to a lesser degree, credit spreads.

Recurring Fair Value Measurements

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the unaudited condensed consolidated balance sheets:

	As of March 31, 2020				As of December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$—	$—	$—	$—	$—	$809	$—	$809
Commodity contracts	—	4,844	54,889	59,733	—	5,859	59,312	65,171
Foreign currency contracts	—	13,744	—	13,744	—	7,556	—	7,556

Total derivative assets	$—	$18,588	$54,889	$73,477	$—	$14,224	$59,312	$73,536

Liabilities
Interest rate swaps	$—	$306,009	$—	$306,009	$—	$134,986	$—	$134,986
Foreign currency contracts	—	—	—	—	—	377	—	377

Total derivative liabilities	$—	$306,009	$—	$306,009	$—	$135,363	$—	$135,363

The Company’s interest rate swaps, foreign currency contracts and financial commodity contracts are considered Level 2, since all significant inputs are corroborated by market observable data. The Company’s long-term physically settled commodity contracts (see Note 11. Derivatives) are considered Level 3 as they contain significant unobservable inputs. There were no transfers in or out of Level 1, Level 2 and Level 3 during the three months ended March 31, 2020 and 2019.

The following table reconciles the changes in the fair value of derivative instruments classified as Level 3 in the fair value hierarchy for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(In thousands)	2020	2019
Beginning balance	$59,312	$79,652
Realized and unrealized gains (losses):
Included in other comprehensive (loss) income	(714)	535
Included in operating revenues, net	253	2,705
Settlements	(3,962)	(1,824)

Ending balance	$54,889	$81,068

Change in unrealized (losses) gains for the period included in other comprehensive income for assets held at the end of the reporting period	$(943)	$328

The significant unobservable inputs used in the valuation of the Company’s commodity contracts classified as Level 3 in the fair value hierarchy as of March 31, 2020 are as follows:

(In thousands, except range)	Fair Value as of March 31, 2020
Transaction Type	Assets	Liabilities	Valuation Technique	Unobservable Inputs as of March 31, 2020
Commodity contracts – power	$54,889	$—	Option model	Volatilities	14.5%
					Range[1]	Weighted Average[2]
			Discounted cash flow	Forward price (per MWh)	$9.25 - $135.20	$33.20

(1)	Represents the range of the forward power prices used in the valuation analysis that the Company has determined market participants would use when pricing the contracts.
(2)	Unobservable inputs were weighted by the relative fair value of the instruments.

The sensitivity of the Company’s fair value measurements to increases (decreases) in the significant unobservable inputs is as follows:

Significant Unobservable Input	Position	Impact on Fair Value Measurement
Increase (decrease) in forward price	Forward sale	Decrease (increase)
Increase (decrease) in implied volatilities	Purchase option	Increase (decrease)

The Company measures the sensitivity of the fair value of its Level 3 commodity contracts to potential changes in commodity prices using a mark-to-market analysis based on the current forward commodity prices and estimates of the price volatility. An increase in power forward prices will produce a mark-to-market loss, while a decrease in prices will result in a mark-to-market gain. An increase in the estimates of the price volatility will produce a mark-to-market gain, while a decrease in volatility will result in a mark-to-market loss.

Fair Value of Debt

The carrying amount and estimated fair value of the Company’s long-term debt as of March 31, 2020 and December 31, 2019 was as follows:

	As of March 31, 2020		As of December 31, 2019
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$6,762,793	$7,076,275	$6,235,382	$6,512,188

The fair value of the Company’s long-term debt, except the corporate-level senior notes, was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The fair value of the corporate-level senior notes is based on market price information which is classified as a Level 1 input. They are measured using the last available trades at the end of each respective period. The fair values of the Senior Notes due 2023, Senior Notes due 2028 and Senior Notes due 2030 were 99.3%, 105.0% and 98.0% of the face value as of March 31, 2020, respectively. The fair values of the Senior Notes due 2023, Senior Notes due 2028 and Senior Notes due 2030 were 103.4%, 105.8% and 102.2% of the face value as of December 31, 2019, respectively.

Nonrecurring Fair Value Measurements

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to renewable energy facilities, goodwill and intangibles, which are remeasured when the derived fair value is below the carrying value. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When the impairment has occurred, the Company measures the required charges and adjusts the carrying value. For discussion about the impairment testing of assets and liabilities not measured at fair value on a recurring basis, see Note 6. Renewable Energy Facilities.

13. CONCENTRATION OF CREDIT RISK

The Company’s financial assets are typically subject to concentrations of credit risk and primarily consist of cash and cash equivalents, accounts receivable and derivative assets. The following table reflects the balances of the major financial assets that are subject to concentrations of credit risk as of March 31, 2020 and December 31, 2019:

(In thousands)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$390,501	$349,500
Accounts receivable, net	190,745	167,865
Derivative assets	73,477	73,536

Total	$654,723	$590,901

Cash and Cash Equivalents

The Company is subject to concentrations of credit risk related to the cash and cash equivalents that may exceed the insurable limits in the related jurisdictions. The maximum exposure to loss due to credit risk would generally equal the stated value of cash and cash equivalents in the above table. The Company places its cash and cash equivalents with creditworthy financial institutions and, historically, did not experience any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Accounts Receivable, Net

The Company serves hundreds of customers in three continents, and, in the U.S., the Company’s customers are spread across various states resulting in the diversification of its customer base. Furthermore, a significant portion of the Company’s operating revenues are contracted through long-term PPAs with offtake counterparties that are government-backed entities and public utility companies that, on average, had an investment grade credit rating.

During the three months ended March 31, 2020, the Company earned $91.6 million from the Spanish Electricity System of which $78.1 million were billing through the Comisión Nacional de los Mercados y la Competencia (“CNMC”). These operating revenues were earned within the Regulated Solar and Wind segment and represented 28.1% of the Company’s net consolidated operating revenues. The CNMC is the state-owned regulator of the Spanish Electricity System who collects the funds payable, mainly from the tariffs to end user customers, and is responsible for the calculation and the settlement of regulated payments. The Company’s management believes that this concentration of risk is mitigated by, among other things, the indirect support of the Spanish government for the CNMC’s obligations and, in general, by the regulated rate system in Spain.

Notwithstanding the creditworthiness and diversification of the Company’s offtake counterparties, any customers have the potential to impact the Company’s credit exposure resulting in credit losses.

Credit Losses

Credit losses refer to the financial losses resulting from non-performance or non-payment by counterparties under the contractual obligations they are bound by. The Company is exposed to credit losses primarily from its customers through the sale of electricity and the generation of green attributes.

The Company has policies in place to ensure that sales are made to customers who are creditworthy and are expected to honor their contractual obligations under their original terms. The Company assesses each customer’s ability to pay by conducting a credit review prior to entering into a new PPA or contracts to deliver RECs, and considers contract terms and conditions, country and political risk, and the business strategy in its evaluation.

The Company monitors the ongoing credit risk from its customers through the review of counterparty balances against contract terms and due dates. The Company reviews the aging of outstanding receivables and actively communicates with the customers on a regular to ensure timely collection. From time to time, the Company may employ legal counsel to pursue recovery of defaulted receivables.

The Company establishes an allowance for doubtful accounts to adjust its accounts receivables to the amounts considered to be ultimately collectible, and charges to the allowance are recorded within general and administrative expenses in the unaudited condensed consolidated statements of operations. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering factors as historical experience, credit worthiness, and current economic conditions that may affect a customer’s ability to pay. The allowance for doubtful accounts was $2.0 million and $1.4 million as of March 31, 2020, and December 31, 2019, respectively, and charges to the allowance recorded within general and administrative expenses for the three months ended March 31, 2020 and 2019, were $0.5 million and $0.2 million, respectively.

Derivative Assets

The Company is subject to credit risk related to its derivatives to the extent the hedge counterparties may be unable to meet the terms of the contractual arrangements. The maximum exposure to loss due to credit risk if counterparties fail completely to perform according to the terms of the contracts would generally equal the fair value of derivative assets presented in the above table. The Company seeks to mitigate credit risk by transacting with a group of creditworthy financial institutions and through the use of master netting arrangements.

14. STOCKHOLDERS’ EQUITY

TerraForm Power, Inc. has 100,000,000 authorized shares of preferred stock of par value $0.01 per share, and 1,200,000,000 authorized shares of Common Stock of par value $0.01 per share. There are no other authorized classes of shares and the Company does not have any issued shares of preferred stock.

The following table reflects the changes in the Company’s shares of Common Stock outstanding during the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(In thousands)	2020	2019
Balance as of January 1	226,501	209,142
Net shares issued under equity incentive plan	21	—

Balance as of March 31	226,522	209,142

Stock-based Compensation

The Company has an equity incentive plan that provides for the award of incentive and nonqualified stock options, restricted stock awards and restricted stock units (“RSUs”) to personnel and directors who provide services to the Company. The maximum contractual term of an award is ten years from the date of grant. As of March 31, 2020 and December 31, 2019, an aggregate of 3,645,899 and 3,734,185 shares of Common Stock were available for issuance under this plan, respectively. Upon the vesting of RSUs, the Company issues shares that have been previously authorized to be issued.

During the three months ended March 31, 2020, the Company awarded 121,817 time-based RSUs to certain employees of the Company. The grant-date fair value of these RSUs was $2.2 million based on the Company’s closing stock price. These RSUs are subject to a three-year vesting schedule based on the date of the Board of Directors’ approval and are recognized as compensation cost in accordance with the vesting schedule. The amount of stock-based compensation expense related to the equity awards in the Company’s stock during the three months ended March 31, 2020 and March 31, 2019 was $0.3 million and $0.2 million, respectively and is reflected within cost of operations and general and administrative expenses in the unaudited condensed consolidated statement of operations.

The RSUs do not entitle the holders to voting rights and holders of the RSUs do not have any right to receive dividends or distributions. The following table presents information regarding outstanding RSUs as of March 31, 2020 and changes during the three months ended March 31, 2020:

	Number of RSUs Outstanding	Weighted- Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Life (in years)
Balance as of January 1, 2020	191,936	$11.57
Granted	121,817	17.94
Vested	(33,531)	12.17

Balance as of March 31, 2020	280,222	14.23	$4,419.0	1.6 years

The total unrecognized stock-based expense related to the Company’s RSUs at March 31, 2020 was $3.4 million and will be recognized, net of any forfeitures, over a weighted-average amortization period of 1.6 years.

As more fully discussed in Note 17. Related Parties, pursuant to the Reorganization Agreement entered into by the Company with Brookfield Renewables and other affiliates, upon consummation of the proposed merger between the Company and Brookfield Renewable, all outstanding Company RSUs will be ultimately converted into BEPC RSUs. Such RSUs will be subject to substantially the same terms and conditions as were applicable to the Company RSUs (except that the form of payment upon vesting will be in BEPC Shares).

Cash Distributions

The following table presents the cash distributions declared and paid on Common Stock during the three months ended March 31, 2020 and 2019:

	Distributions per Share	Declaration Date	Record Date	Payment Date
2020:
First Quarter	$0.2014	March 16, 2020	March 27, 2020	March 31, 2020
2019:
First Quarter	$0.2014	March 13, 2019	March 24, 2019	March 29, 2019

Share Repurchase Program

On July 25, 2019, the Board of Directors of the Company authorized the renewal of the Company’s share repurchase program through August 4, 2020. Under the share repurchase program, the Company may repurchase up to 5% of the Company’s Common Stock outstanding as of July 25, 2019. The timing and the amount of any repurchases of Common Stock will be determined by the Company’s management based on its evaluation of market conditions and other factors. Repurchases of Common Stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws, open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 under the Exchange Act. The program may be suspended or discontinued at any time and does not obligate the Company to purchase any minimum number of shares. Any repurchased Common Stock will be held by the Company as treasury stock. The Company expects to fund any repurchases from the available liquidity.

No shares have been repurchased by the Company during the three months ended March 31, 2020 and March 31, 2019, respectively

15. LOSS PER SHARE

Basic loss per share is computed by dividing net loss attributable to Class A common stockholders by the number of weighted average ordinary shares outstanding during the period, which is the average of shares outstanding and assumed to be outstanding, and includes contingently issuable shares as of the date when the contingent condition has been met. Diluted loss per share is computed by adjusting basic loss per share for the impact of weighted average dilutive common equivalent shares outstanding during the period, unless the impact is anti-dilutive. Common equivalent shares represent the incremental shares issuable for unvested restricted Common Stock and contingently issuable shares in the period the contingency has been met, for the portion of the period prior to the resolution of such contingent condition. Since the Company reported net losses for the periods presented, all potentially dilutive securities are considered antidilutive and, accordingly, basic net loss per share equals the diluted net loss per share.

Basic and diluted loss per share of the Company’s Common Stock for the three months ended March 31, 2020 and 2019 was calculated as follows:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2020	2019
Basic and diluted loss per share:
Net loss attributable to Class A common stockholders	$(55,071)	$(8,627)
Weighted average basic and diluted Class A shares outstanding[1]	226,513	209,142

Basic and diluted loss per share	$(0.24)	$(0.04)

(1)

The computation for diluted earnings per share of the Company’s Class A common stock for the three months ended March 31, 2020 excluded 280 thousand of potentially dilutive unvested RSUs because the effect would have been anti-dilutive.

16. COMMITMENTS AND CONTINGENCIES

Letters of Credit

The Company’s customers, vendors and regulatory agencies often require the Company to post letters of credit in order to guarantee performance under certain contracts and agreements. The Company is also required to post letters of credit to secure obligations under various swap agreements and leases and may, from time to time, decide to post letters of credit in lieu of cash deposits in reserve accounts under certain financing arrangements. The amount that can be drawn under some of these letters of credit may be increased from time to time subject to the satisfaction of certain conditions. As of March 31, 2020, the Company had outstanding letters of credit drawn under the Revolver of $115.8 million and outstanding project-level letters of credit of $282.0 million drawn under certain project level financing agreements, compared to $115.5 million and $266.9 million, respectively, as of December 31, 2019.

Guarantee Agreements

The Company and its subsidiaries have entered into guarantee agreements to certain of their institutional tax equity investors and financing parties in connection with their tax equity financing transactions. These agreements do not guarantee the returns targeted by the tax equity investors or financing parties, but rather support any potential indemnity payments payable under the tax equity agreements, including related to management of tax partnerships and recapture of tax credits or renewable energy grants in connection with transfers of the Company’s direct or indirect ownership interests in the tax partnerships to entities that are not qualified to receive those tax benefits.

The Company and its subsidiaries have also provided guarantees in connection with acquisitions of third-party assets or to support project-level contractual obligations, including renewable energy credit sales agreements. The Company and its subsidiaries have also provided other capped or limited contingent guarantees and other support obligations with respect to certain project-level indebtedness.

The amounts of the above guarantees often are not explicitly stated and the overall maximum amount of the related obligations cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guarantees. The Company believes the probability of payments being demanded under these guarantees is remote and no material amounts have been recognized for the underlying fair value of guarantee obligations.

Legal Proceedings

The Company is not a party to any material legal proceedings other than various administrative and regulatory proceedings arising in the ordinary course of the Company’s business or as described below. While the Company cannot predict with certainty the ultimate resolution of such proceedings or other claims asserted against the Company, certain of the claims, if adversely concluded, could result in substantial damages or other relief.

Claim relating to First Wind Acquisition

On May 27, 2016, D.E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., as the representatives of the sellers (the “First Wind Sellers”) filed an amended complaint for declaratory judgment against TerraForm Power and Terra LLC in the Supreme Court of the State of New York alleging breach of contract with respect to the Purchase and Sale Agreement, dated as of November 17, 2014 (the “FW Purchase Agreement”) between, among others, SunEdison, Inc. (“SunEdison”), TerraForm Power, Terra LLC and the First Wind Sellers. The amended complaint alleges that Terra LLC and SunEdison became jointly obligated to make $231.0 million in earn-out payments in respect of certain development assets SunEdison acquired from the First Wind Sellers under the FW Purchase Agreement, when those payments were purportedly accelerated by SunEdison’s bankruptcy and by the resignations of two SunEdison employees. The amended complaint further alleges that TerraForm Power, as guarantor of certain Terra LLC obligations under the FW Purchase Agreement, is liable for this sum. In addition, the plaintiffs have claimed legal costs and expenses and, under applicable New York law, their claim accrues interest at a non-compounding rate of 9% per annum.

The defendants filed a motion to dismiss the amended complaint on July 5, 2016, on the ground that, among other things, SunEdison is a necessary party to this action. On February 6, 2018, the court denied the Company’s motion to dismiss after which document discovery began. In April 2019, Terra LLC filed an amended answer to the amended complaint. As of the date of this Quarterly Report, the parties have filed their respective motions for summary judgment and supporting briefs and are waiting to schedule oral arguments.

The Company cannot predict the impact on this litigation of any information that may become available through the course of these legal proceedings. The Company believes the First Wind Sellers’ allegations are without merit and will contest them vigorously. However, the Company cannot predict with certainty the ultimate resolution of any proceedings brought in connection with such a claim.

Whistleblower Complaint by Carlos Domenech Zornoza

On May 10, 2016, the Company’s former Director and Chief Executive Officer, Carlos Domenech Zornoza (“Mr. Domenech”), filed a complaint against the Company, TerraForm Global and certain individuals, with the United States Department of Labor. The complaint alleges that the defendants engaged in a retaliatory termination of Mr. Domenech’s employment on November 20, 2015, after he allegedly voiced concerns to SunEdison’s Board of Directors about public representations made by SunEdison officers regarding SunEdison’s liquidity position, and after he allegedly voiced his opposition to transactions that he alleges were self-interested and which he alleges SunEdison forced on the Company. He alleges that the Company participated in SunEdison’s retaliatory termination by terminating his position as Chief Executive Officer of the Company in connection with SunEdison’s termination of his employment. He seeks lost wages, bonuses, benefits, and other money that he alleges that he would have received if he had not been subjected to the allegedly retaliatory termination. The Company’s Position Statement in response to the complaint was filed in October 2016. Mr. Domenech subsequently filed a federal lawsuit (addressed immediately below) that had the effect of discontinuing this matter.

On February 21, 2017, Mr. Domenech filed Domenech Zornoza v. TerraForm Global, Inc. et. al against TerraForm Power, TerraForm Global and certain individuals as defendants in the United States District Court for the District of Maryland. The complaint asserted claims for retaliation, breach of the implied covenant of good faith and fair dealing and promissory estoppel based on the same allegations in Mr. Domenech’s Department of Labor complaint. On March 15, 2017, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY where other cases not involving the Company relating to the SunEdison bankruptcy are being tried. The plaintiff opposed the transfer. However, the transfer was approved by the Judicial Panel on Multidistrict Litigation. On November 6, 2017, TerraForm Power and the other defendants filed a motion to dismiss Mr. Domenech’s complaint, and Mr. Domenech filed a response on December 21, 2017. On March 8, 2018, Mr. Domenech voluntarily dismissed the federal action without prejudice, which would permit the action to be refiled.

On August 16, 2018, Mr. Domenech filed a second complaint with the United States District Court for the District of Maryland, with substantially the same allegations. On October 17, 2018, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY. The Plaintiff opposed the transfer. However, the transfer was approved by the Judicial Panel on Multidistrict Litigation. On March 15, 2019, the Company, TerraForm Global, and several individual defendants filed a joint motion to dismiss Mr. Domenech’s complaint. Mr. Domenech filed a response on April 15, 2019, and the Company, TerraForm Global, and the individual defendants filed a reply on April 25, 2019. On December 9, 2019, the Court dismissed two of his three claims against the Company and TerraForm Global. On January 22, 2020, the Company filed an answer to Mr. Domenech’s remaining, narrowed claim of retaliatory termination.

The Company reserved for its estimated loss related to this complaint in 2016, which was not considered material to the Company’s consolidated results of operations, and this amount remains accrued as of March 31, 2020. However, the Company is unable to predict with certainty the ultimate resolution of these proceedings.

Derivative Class Action

On September 19, 2019, lead plaintiff Martin Rosson filed a derivative and class action lawsuit in the Delaware Court of Chancery on behalf of the Company, himself, and other minority stockholders of the Company against Brookfield and certain of its affiliates (including the Company as a nominal defendant). The complaint alleges that the defendant controlling stockholders breached their fiduciary duty to minority stockholders because the Company undertook a private placement of the Company’s stock on terms that the complaint alleges are unfair, instead of pursuing a public offering. The proceeds of this private placement were used to fund the acquisition by the Company of Saeta and had been approved by the Conflicts Committee of the Company’s Board of Directors. The complaint seeks the rescission and invalidation of the private placement and payment to the Company of rescissory damages, among other relief. In a related development, on October 15, 2019, the Company received a demand letter for the production of books and records pursuant to 8 Del. C. § 220 to allow counsel to the City of Dearborn Policy and Retirement System (a purported shareholder of the Company) to investigate potential breaches of fiduciary duty by Brookfield and the Company’s Board of Directors in connection with the funding of the acquisition of Saeta.

On January 27, 2020, the City of Dearborn Police and Retirement System filed a derivative and class action lawsuit in the Delaware Court of Chancery on behalf of the Company, itself, and other minority stockholders of the Company against

Brookfield and certain of its affiliates (including the Company as a nominal defendant) alleging claims similar to those set forth in the Rosson complaint. The City of Dearborn Police and Retirement System and Martin Rosson agreed, with the consent of the Company and Brookfield, to consolidate their respective claims and such consolidation was approved by the Court during the first quarter of 2020. While the Company believes that these claims are without merit, it cannot predict with certainty the ultimate resolution of any proceedings brought in connection with these claims.

Demand for Access to Books and Records

On March 26, 2020, the Company received the first of four demand letters for the production of books and records pursuant to 8 Del. C. § 220, one of which was subsequently withdrawn. These letters sought to to allow counsel to the City of Dearborn Police and Retirement System, to Martin Rosson and to one other individual to investigate potential breaches of fiduciary duty by Brookfield and the Company’s Board of Directors in connection with the announcement of the signing of a merger agreement among the Company, Brookfield Renewable and certain of their affiliates. The Company believes that these claims are without merit. However, the Company cannot predict with certainty the ultimate resolution of any proceedings brought in connection with these claims.

Other Matters

Two of the Company’s project level subsidiaries are parties to litigation that is seeking to recover alleged underpayments of tax grants under Section 1603 of the American Recovery and Reinvestment Tax Act from the U.S. Department of Treasury (“U.S. Treasury”). These project level subsidiaries filed complaints at the Court of Federal Claims on March 28, 2014. The U.S. Treasury counterclaimed and both claims went to trial in July 2018. In January 2019, the Court of Federal Claims entered judgments against each of the project level subsidiaries for approximately $10.0 million in the aggregate. These judgments are being appealed. The project level subsidiaries expect that losses, if any, arising from these claims would be covered pursuant to an indemnity and, accordingly, the Company recognized a corresponding indemnification asset within other current assets in the consolidated balance sheets as of March 31, 2020 and December 31, 2019.

Issuance of Shares upon Final Resolution of Certain Litigation Matters

Pursuant to the definitive merger and sponsorship agreement (the “Merger Agreement”) entered into with Orion Holdings on March 6, 2017, the Company has agreed to issue additional shares of Common Stock to Orion Holdings for no additional consideration in respect of the Company’s net losses, such as out-of-pocket losses, damages, costs, fees and expenses, in connection with the obtainment of a final resolution of certain specified litigation matters (including the litigation brought by the First Wind Sellers and Mr. Domenech described above) within a prescribed period following the final resolution of such matters. The number of additional shares of Common Stock to be issued to Orion Holdings is subject to a pre-determined formula as set forth in the Merger Agreement and is described in greater detail in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 6, 2017. The issuance of additional shares to Orion Holdings would dilute the holdings of the Company’s common stockholders and may negatively affect the value of the Company’s common stock.

As of the date hereof, the Company is unable to predict the amount of net losses, if any, arising from the litigation brought by the First Wind Sellers and Mr. Domenech described above or the number of additional shares, if any, that may be required to be issued to Orion Holdings pursuant to the terms of the Merger Agreement in connection with any final resolution of such matters.

17. RELATED PARTIES

As discussed in Note 1. Nature of Operations and Organization, the Company is a controlled affiliate of Brookfield and as of March 31, 2020, Brookfield held approximately 62% of the voting securities of TerraForm Power’s Common Stock. Certain affiliates of Brookfield also hold all the outstanding incentive distribution rights (“IDRs”) of Terra LLC pursuant to an amended and restated limited liability company agreement of Terra LLC as discussed below under Brookfield Sponsorship Transaction.

Brookfield Non-Binding Proposal and Signing of Reorganization Agreement

On January 11, 2020, the Company received an unsolicited and non-binding proposal from Brookfield Renewable Partners L.P. (“Brookfield Renewable”), an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% shares held by Brookfield Renewable and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board consisting solely of independent directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a Special Committee of non-executive, disinterested and independent directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. Brookfield Renewable holds an approximately 30% indirect economic interest in TerraForm Power.

On March 16, 2020, the Company entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), by and among Brookfield Renewable, Brookfield Renewable Corporation, a corporation incorporated under the laws of British Columbia and an indirect subsidiary of BEP (“BEPC”), 2252876 Alberta ULC, an unlimited liability corporation incorporated under the laws of Alberta and a wholly owned direct subsidiary of BEP (“Acquisition Sub” and, together with BEP and BEPC, the “BEP Entities”), the Company, and TerraForm Power NY Holdings, Inc., a newly formed New York corporation and a wholly owned direct subsidiary of the Company (“Holdings” and, together with the Company, the “Company Entities”). The Board, upon the unanimous recommendation of the Special Committee, and the Board of Directors of the general partner of BEP approved the Reorganization Agreement and the transactions contemplated thereby.

The Reorganization Agreement provides for, among other things, the acquisition by the BEP Entities of the Company’s Common Stock that is not already owned by BEP and its affiliates (the “Public Shares”) on the terms and subject to the conditions set forth therein. Pursuant to the Reorganization Agreement, each holder of Public Shares will be entitled to receive for each Public Share held by such holder as consideration 0.381 class A exchangeable subordinate voting shares, no par value, of BEPC (the “BEPC Shares”) or, at the election of such holder, 0.381 of a limited partnership unit of BEP (the “BEP Units”), in each case as adjusted for the BEPC Distribution (as defined and described below) (such 0.381 exchange ratio as adjusted, the “Adjusted Exchange Ratio”) plus any cash paid in lieu of fractional BEP Units or BEPC Shares, as applicable (the “Consideration”). Holders of Public Shares who do not make any election will receive BEPC Shares. There is no limit on the number of Public Shares that may elect to receive BEPC Shares or BEP units. The BEPC Shares will be structured with the intention of being economically equivalent to the BEP Units, including identical distributions, as and when declared, and will be fully exchangeable at any time, at the option of holders of such BEPC Shares, for a BEP Unit, initially on a one-for-one basis, subject to adjustment for certain events.

The Transaction (as defined below) is intended to be tax deferred for holders of Public Shares. Tax deferral for holders of Public Shares electing to receive BEPC Shares requires a favorable ruling from the IRS on certain aspects of the Transaction (the “IRS Ruling”), which has been requested. Tax deferral for holders of Public Shares electing to receive BEP Units does not require receipt of the IRS Ruling. Consummation of the Transaction is not subject to receipt of the IRS Ruling.

The acquisition of the Public Shares will be consummated through a series of transactions (the “Transaction”), including:

•

the merger of the Company with and into Holdings, with Holdings surviving such merger (the “Reincorporation Merger”), with (x) each Company stockholder who does not make an election to receive Holdings Class C Shares (as defined below) (and, upon completion of the BEP Exchange (as defined below), BEP Units) receiving a number of Holding’s Class B common stock, par value $0.01 (the “Holdings Class B Shares”), equal to the number of Public Shares held by such stockholder, and (y) each Company stockholder who makes an election to receive Holdings Class C Shares (and, upon completion of the BEP Exchange, BEP Units) receiving a number of Holding’s Class C common stock, par value $0.01 (the “Holdings Class C Shares”), equal to the number of Public Shares held by such stockholder; followed immediately by

•

a series of binding share exchanges effected under New York Business Corporation Law (the “NYBCL”), pursuant to which (x) BEPC will acquire each Holdings Class B Share in exchange for the applicable Consideration described above (the “BEPC Exchange”), consisting of BEPC Shares and cash in lieu of fractional BEPC Shares, and (y) Acquisition Sub will acquire each Holdings Class C Share in exchange for the applicable Consideration described above (the “BEP Exchange” and, together with the BEPC Exchange, the “Share Exchange”), consisting of BEP Units and cash in lieu of fractional BEP Units.

All outstanding restricted stock units of the Company (the “Company RSUs”) will be converted into restricted stock units with respect to Holdings Class B Shares (the “Holdings RSUs”) on a one-for-one basis at the effective time of the Reincorporation Merger. At the effective time of the Share Exchange, each Holdings RSU will then be converted into a time-based restricted stock unit of BEPC with respect to a number of BEPC Shares equal to the product of (i) the number of shares subject to such Holdings RSU immediately prior to the effective time of the Share Exchange and (ii) the Adjusted Exchange Ratio. Such restricted stock units will be subject to substantially the same terms and conditions as were applicable to the Company RSUs (except that the form of payment upon vesting will be in BEPC Shares).

The Company Entities and the BEP Entities each have made customary representations, warranties and covenants in the Reorganization Agreement, in each case generally subject to customary materiality qualifiers. The Company Entities and the BEP Entities have also agreed, subject to certain exceptions, to various other customary covenants and agreements, including agreements to conduct their respective businesses in the ordinary course during the period between the date of the Reorganization Agreement and the closing and, subject to certain exceptions, to refrain from certain actions during that time, including, (i) declaring and making dividends; (ii) acquiring assets if such acquisition would reasonably be expected to prevent, materially delay or materially impede the consummation of the Transaction; (iii) with respect to BEP and BEPC, authorizing or entering into a plan of complete or partial liquidation or dissolution; and (iv) amending their organizational documents. The Company has also agreed to refrain from soliciting or responding to alternative proposals for a transaction, except that the Board, acting at the recommendation of the Special Committee, may change its recommendation to stockholders if it determines that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties, subject to a three business day notification period for the BEP Entities.

The consummation of the Transaction is conditioned on the satisfaction or waiver (except with respect to the condition set forth in clause (i) below, which is not waivable) of certain events, including, among other matters, (i) the approval by each of (A) the holders of a majority of the Common Stock outstanding and entitled to vote thereon and (B) the holders of a majority of the Public Shares outstanding and entitled to vote thereon (collectively, the “Requisite Company Stockholder Approvals”), (ii) the BEPC Shares and BEP Units to be issued to the Company’s stockholders in the Transaction having been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange, (iii) applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired and Competition Act, R.S.C., 1985, c. C 34 approval and certain other specified required government approvals having been obtained, (iv) no temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (collectively, “Restraints”) being in effect preventing, making illegal or prohibiting the consummation of the Transactions, (v) effectiveness of certain of the BEP Entities’ F-3 and F-4 registration statements, and (vi) filing of a prospectus in Canada under applicable securities law. The Company’s obligation to consummate the Transaction is also conditioned on the satisfaction or waiver of certain other events, including, (A) receipt by the Company of an opinion from Torys LLP with respect to certain tax matters, (B) the contribution of certain assets of BEP into BEPC, and (C) the BEPC Distribution (as defined below) has occurred or all actions reasonably necessary to cause the BEPC Distribution to occur substantially simultaneously with the closing has occurred. By reason of the commitment of the Stockholders (as defined below) under the Voting Agreement (as defined below) to vote their Common Stock in favor of the Transaction, the condition described in clause (i) above will be satisfied if the Transaction is approved by the holders of a majority of the Public Shares outstanding and entitled to vote thereon.

The Reorganization Agreement contains certain termination rights for both the Company and BEP, including, by mutual consent of the Company and BEP; by either the Company or BEP, if (i) the Transaction has not been consummated on or before December 16, 2020, subject to a further three-month extension under certain circumstances; (ii) if the other party breaches any of its representations, warranties, covenants or other agreements in the Reorganization Agreement that is not reasonably capable of being cured by the end date above or is not cured in accordance with the terms of the Reorganization Agreement and such breach would cause the applicable closing conditions not to be satisfied; (iii) if the condition set forth in clause (iv) of the preceding paragraph has not been satisfied and the Restraint giving rise to such non-satisfaction has become final and nonappealable; and (v) if either of the Requisite Company Stockholder Approvals has not been obtained upon a vote at a duly held meeting. Additionally, BEP has the right to terminate the Reorganization Agreement if the Board, acting at the recommendation of the Special Committee, changes its recommendation. If the Reorganization Agreement is terminated by either the Company or BEP because the Required Company Stockholder Approvals are not obtained, the Company will pay to BEP a fee equal to $15,000,000.

The Reorganization Agreement provides that, on or prior to the closing date, the BEP Entities will, and will cause their applicable affiliates to, enter into various other agreements substantially in the forms attached to the Reorganization Agreement, including:

•

a rights agreement between Brookfield and Wilmington Trust, National Association, as the rights agent (referred to in the Reorganization Agreement as the “Rights Agreement”), pursuant to which Brookfield will agree to satisfy the obligations of BEP and BEPC to exchange BEPC Shares for BEP Units where BEPC or BEP have not satisfied such exchange request by a holder of BEPC Shares, in each case, subject to the terms and conditions set forth in the Rights Agreement;

•	certain subordinated credit agreements between a BEP and BEPC subsidiary in order to allow for cash management among BEP and its subsidiaries following the closing;

•

an equity commitment agreement by and among Brookfield BRP Holdings (Canada) Inc., a subsidiary of BEP (“Canada HoldCo”), BEP and BEPC, pursuant to which (x) for 10 years following closing, Canada Holdco will agree to subscribe for up to $1 billion of BEPC class C non-voting shares, in order to fund growth capital investments and acquisitions or working capital and (y) until there are no longer any BEPC Shares held by the public, BEP will agree not to declare or pay any distribution on the BEP Units if BEPC does not have sufficient money or other assets to enable BEPC to declare and pay an equivalent dividend on the BEPC Shares; and

•	amended articles of BEPC, which will include the rights, preferences and privileges of the BEPC capital stock, including the BEPC Shares.

BEPC Distribution

Concurrently with the closing of the Transactions, BEP will undertake a special distribution of BEPC Shares (the “BEPC Distribution”) to holders of BEP Units. As a result of the BEPC Distribution, holders of BEP Units will receive BEPC Shares for their BEP Units in accordance with a distribution ratio to be determined by the Board of Directors of the general partner of BEP. Holders of Public Shares who elect to receive BEP Units pursuant to the BEP Exchange will not be entitled to receive, and will not receive, BEPC Shares in the BEPC Distribution.

Voting Agreement

Simultaneously with the execution of the Reorganization Agreement, the Company entered into a Voting Agreement (the “Voting Agreement”) with BBHC Orion Holdco L.P. (“BBHC”) and Orion U.S. Holdings 1 L.P. (and together with BHBC, the “Stockholders”), pursuant to which the Stockholders have agreed, among other things, to vote their respective Common Stock in favor of the approval of the Reorganization Agreement and against any alternative proposal as further set forth in the Voting Agreement. The Stockholders beneficially own approximately 61.65% of the outstanding Common Stock.

Brookfield Sponsorship Transaction

As discussed in Note 1. Nature of Operations and Organization, the Company entered into a suite of agreements with Brookfield and/or certain of its affiliates providing for sponsorship arrangements, as are more fully described below.

Brookfield Master Services Agreement

The Company entered into a master services agreement (the “Brookfield MSA”) with Brookfield and certain affiliates of Brookfield (collectively, the “MSA Providers”) pursuant to which the MSA Providers provide certain management and administrative services to the Company, including the provision of strategic and investment management services. As consideration for the services provided or arranged for by Brookfield and certain of its affiliates pursuant to the Brookfield MSA, the Company pays a base management fee on a quarterly basis that is paid in arrears and calculated as follows:

•

for each of the first four quarters following the closing date of the Merger, a fixed component of $2.5 million per quarter (subject to proration for the quarter including the closing date of the Merger) plus 0.3125% of the market capitalization value increase for such quarter;

•	for each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and

•	thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.

For purposes of calculating the quarterly payment of the base management fee, the term market capitalization value increase means, for any quarter, the increase in value of the Company’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of Common Stock as of the last trading day of such quarter by the difference between (x) the volume-weighted average trading price of a share of Common Stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero.

Pursuant to the Brookfield MSA, the Company recorded charges of $9.6 million and $4.9 million within general and administrative expenses—affiliate in the consolidated statements of operations for the three months ended March 31, 2020 and 2019, respectively.

Relationship Agreement

The Company entered into a relationship agreement (the “Relationship Agreement”) with Brookfield, which governs certain aspects of the relationship between Brookfield and the Company. Pursuant to the Relationship Agreement, Brookfield agrees that the Company will serve as the primary vehicle through which Brookfield and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield will provide, subject to certain terms and conditions, the Company with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield. The rights of the Company under the Relationship Agreement are subject to certain exceptions and consent rights set out therein. The Company did not acquire any renewable energy facilities from Brookfield during the three months ended March 31, 2020 and 2019.

Terra LLC Agreement

BRE Delaware, Inc. (the “Brookfield IDR Holder”), an indirect, wholly-owned subsidiary of Brookfield, holds all of the outstanding IDRs of Terra LLC. The Company, Brookfield IDR Holder and TerraForm Power Holdings, Inc. are party to the limited liability company agreement of Terra LLC (as amended from time to time, the “Terra LLC Agreement”). Under the Terra LLC Agreement, IDRs are payable when distributions on Common Stock reach a certain threshold. The IDR threshold for a first distribution is $0.93 per share of Common Stock and for a second distribution is $1.05 per share of Common Stock. There were no IDR payments made by the Company pursuant to the Terra LLC Agreement during the three months ended March 31, 2020 and 2019.

Registration Rights Agreement

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) on October 16, 2017 with Orion Holdings. On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc. and the Company entered into a Joinder Agreement pursuant to which Brookfield BRP Holdings (Canada) Inc. became a party to the Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P. and the Company pursuant to which BBHC Orion Holdco L.P. became a party to the Registration Rights Agreement. The Registration Rights Agreement governs the rights and obligations of the parties thereto with respect to the registration for resale of all or a part of the Class A shares held by Orion Holdings, BBHC Orion Holdco L.P and such other affiliates of Brookfield from time to time to the Registrations Rights Agreement.

Sponsor Line Agreement

On October 16, 2017, the Company entered into a credit agreement (the “Sponsor Line”) with Brookfield and one of its affiliates. The Sponsor Line establishes a $500.0 million secured revolving credit facility and provides for the lenders to commit to make LIBOR loans to the Company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The Company may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line will terminate, and all obligations thereunder will become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3.00% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the Company is required to pay a standby fee of 0.50% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears. The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. TerraForm Power’s obligations under the Sponsor Line are secured by first-priority security interests in substantially all assets of TerraForm Power, including 100% of the capital stock of Terra LLC, in each case subject to certain exclusions set forth in the credit documentation governing the Sponsor Line. Under certain circumstances, the Company may be required to prepay amounts outstanding under the Sponsor Line. Total interest expense, including the amortization of the deferred financing costs incurred on the Sponsor Line for the three months ended March 31, 2020 and 2019, was $1.0 million.

Governance Agreement

In connection with the consummation of the Merger, the Company entered into a governance agreement (the “Governance Agreement”) with Orion Holdings and any controlled affiliate of Brookfield (other than the Company and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto. The Governance Agreement establishes certain rights and obligations of the Company and controlled affiliates of Brookfield that own voting securities of the Company relating to the governance of the Company and the relationship between such affiliates of Brookfield and the Company and its controlled affiliates. On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc. and the Company entered into a Joinder Agreement pursuant to which Brookfield BRP Holdings (Canada) Inc. became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P. and the Company pursuant to which BBHC Orion Holdco L.P. became a party to the Governance Agreement.

New York Office Lease & Co-tenancy Agreement

In May 2018, in connection with the relocation of the Company’s corporate headquarters to New York City, the Company entered into a lease for office space and related co-tenancy agreement with affiliates of Brookfield for a ten-year term. The Company recorded $0.1 million of charges related to the lease of the office space within general and administrative expenses—affiliate in the unaudited condensed consolidated statements of operations for the three months ended March 31, 2020 and 2019.

Amended and Restated Terra LLC Agreement

As discussed above, SunEdison transferred all of the outstanding IDRs of Terra LLC held by SunEdison or certain of its affiliates to Brookfield IDR Holder at the effective time of the Merger, and the Company and Brookfield IDR Holder entered into an amended and restated limited liability company agreement of Terra LLC (as amended from time to time, the “New Terra LLC Agreement”). The New Terra LLC Agreement, among other things, reset the IDR thresholds of Terra LLC to establish a first distribution threshold of $0.93 per share of Common Stock and a second distribution threshold of $1.05 per share of Common Stock. As a result of the New Terra LLC Agreement, amounts distributed from Terra LLC are distributed on a quarterly basis as follows:

•	first, to the Company in an amount equal to the Company’s outlays and expenses for such quarter;

•

second, to holders of Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Common Stock of $0.93 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Common Stock) if such amount were distributed to all holders of shares of Common Stock;

•

third, 15% to the holders of the IDRs and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Common Stock of an additional $0.12 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Common Stock) if such amount were distributed to all holders of shares of Common Stock; and

•	thereafter, 75% to holders of Class A units and 25% to holders of the IDRs.

The Company made no IDR payments during the three months ended March 31, 2020 and 2019.

Other Brookfield Transactions and Agreements

Acquisition-related Services

During the three months ended March 31, 2020, an affiliate of Brookfield incurred $0.7 million for services and fees payable on behalf of the Company in relation to acquisitions made by the Company in Spain. These costs primarily represent professional fees for legal, valuation and accounting services.

Agreements with X-Elio Energy

On December 18, 2019, the Company acquired an approximately 45 MW portfolio of utility-scale solar photovoltaic power plants in Spain (the “X-Elio Acquisition”) from subsidiaries of X-Elio Energy, S.L. (“X-Elio”). Contemporaneously with the closing of the X-Elio Acquisition, Brookfield and certain of its institutional partners entered into a 50-50 joint venture in respect of X-Elio.

The X-Elio Acquisition was completed pursuant to three share purchase agreements with X-Elio (collectively the “X-Elio SPAs”), pursuant to which the Company acquired three X-Elio subsidiaries. In connection with the X-Elio Acquisition, on the closing date, the Company entered into a transitional services agreement with X-Elio, pursuant to which X-Elio has agreed to support the Company on a transitional basis by providing certain accounting and other services for an initial three-month term that may be extended at the election of the Company for an additional three-month term. In addition, the subsidiaries acquired by the Company were party to existing O&M agreements with X-Elio (collectively, the “X-Elio O&M Agreements”), pursuant to which X-Elio provided O&M services to the acquired solar power facilities. Under the terms of the X-Elio SPAs, the X-Elio O&M Agreements will remain in effect for a maximum 12-month term after the closing date, subject to earlier termination at the Company’s election, for a total consideration of approximately $1.1 million. Under the X-Elio SPAs, certain indemnity and other obligations remain in place post-closing of the acquisition but no post-closing payments are expected to be made by either party in the ordinary course.

Due from Affiliates

The $1.7 million due from affiliates amount reported on the consolidated balance sheets as of March 31, 2020 primarily represents a receivable from certain affiliates of Brookfield, as a result of payments made by the Company on their behalf, primarily related to professional fees and rent for shared corporate headquarters. There was no right of set-off with respect to these receivables from affiliates and the payables to the other Brookfield affiliates described herein, and thus these amounts were separately reported in due from affiliate in the consolidated balance sheets.

Due to Affiliates

The $13.1 million due to affiliates amount reported in the unaudited condensed consolidated balance sheets as of March 31, 2020 represented payables to affiliates of Brookfield of (i) $9.6 million for the Brookfield MSA base management fee for the first quarter of 2020, (ii) $1.6 million for services and fees incurred by an affiliate of Brookfield on behalf of the Company related to acquisitions in Spain, (iii) $0.3 million for O&M services payable to an affiliate of X-Elio, (iv) $0.6 million standby fee payable under the Sponsor Line, (v) $0.4 million payable for commodity contracts executed on behalf of the Company on a cost-reimbursement basis, and (vi) $0.6 million payables related to rent, office charges and other services to affiliates of Brookfield related to the Company’s corporate headquarters in New York. The $11.5 million due to affiliates amount reported in the consolidated balance sheets as of December 31, 2019 represented (i) $8.6 million payables to affiliates of Brookfield for the Brookfield MSA base management fee for the fourth quarter of 2019, (ii) $1.4 million for services and fees incurred by an affiliate of Brookfield on behalf of the Company related to acquisitions in Spain, (iii) $0.6 million standby fee payable under the Sponsor Line, (iv) $0.5 million payable for commodity contracts executed on behalf of the Company on a cost-reimbursement basis, and (v) $0.4 million payables related to rent, office charges and other services to affiliates of Brookfield related to the Company’ corporate headquarters in New York.

During the three months ended March 31, 2020, the Company paid to affiliates of Brookfield (i) $8.6 million for the Brookfield MSA base management fee, (ii) a $0.6 million standby fee payable under the Sponsor Line and (iii) $0.7 million for leasehold improvements, rent, office charges and other services with affiliates of Brookfield. During the three months ended March 31, 2019, the Company paid to affiliates of Brookfield (i) $4.2 million for the Brookfield MSA base management fee, (ii) a $0.6 million standby fee payable under the Sponsor Line and (iii) $1.7 million for leasehold improvements, rent, office charges and other services with affiliates of Brookfield.

18. SEGMENT REPORTING

The Company has three reportable segments: Solar, Wind, and Regulated Solar and Wind. These segments, which represent the Company’s entire portfolio of renewable energy facilities, have been determined based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. Each of the Company’s reportable segments represents an aggregation of operating segments. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources. The Company’s Chief Executive Officer and Chief Financial Officer have been identified as the CODMs. The Company’s operating segments consist of: (i) Distributed Generation, North America Solar Utility, International Solar Utility, which are aggregated into the Solar reportable segment; (ii) Northeast Wind, Central Wind, Texas Wind, Hawaii Wind and International Wind operating segments, which are aggregated into the Wind reportable segment; and (iii) the Spanish Regulated Solar and Spanish Regulated Wind operating segments that are aggregated within the Regulated Solar and Wind reportable segment. The International Wind operating segment comprises the Company’s wind operations in Portugal and Uruguay. The operating segments have been aggregated as they have similar economic characteristics and meet the aggregation criteria. The CODMs evaluate the performance of the Company’s operating segments principally based on operating income or loss. Corporate expenses include general and administrative expenses, acquisition costs, interest expense on corporate-level indebtedness, stock-based compensation and depreciation expense. All net operating revenues for the three months ended March 31, 2020 and 2019 were earned by the Company’s reportable segments from external customers in the United States (including Puerto Rico), Canada, Spain, Portugal, the United Kingdom, Uruguay and Chile, as applicable.

The following table reflects summarized financial information regarding the Company’s reportable segments for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31, 2020					Three Months Ended March 31, 2019
(In thousands)	Solar	Wind	Regulated Solar and Wind	Corporate	Total	Solar	Wind	Regulated Solar and Wind	Corporate	Total
Operating revenues, net	$78,623	$76,567	$91,572	$—	$246,762	$57,356	$92,639	$75,337	$—	$225,332
Depreciation, accretion and amortization expense	36,462	41,438	44,138	353	122,391	27,235	42,198	37,189	347	106,969
Other operating costs and expenses	16,724	17,851	29,152	31,140	94,867	13,807	31,659	20,956	22,837	89,259

Operating income (loss)	25,437	17,278	18,282	(31,493)	29,504	16,314	18,782	17,192	(23,184)	29,104
Interest expense, net	21,975	14,960	14,226	26,798	77,959	12,798	15,142	27,834	30,513	86,287
Other non-operating (income) expenses, net	(3,249)	1,904	3	(4,328)	(5,670)	(6,441)	(486)	(3,915)	(6,133)	(16,975)
Income tax expense (benefit)	361	635	212	23,253	24,461	(3,303)	851	(1,844)	145	(4,151)

Net income (loss)	$6,350	$(221)	$3,841	$(77,216)	$(67,246)	$13,260	$3,275	$(4,883)	$(47,709)	$(36,057)

Balance Sheet
Total assets[1]	$3,442,159	$3,676,796	$3,448,809	$67,365	$10,635,129	$3,509,076	$3,716,447	$2,731,892	$101,221	$10,058,636

(1)	Represents total assets as of March 31, 2020 and December 31, 2019, respectively.

19. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following tables present the changes in each component of accumulated other comprehensive income (loss), net of tax:

(In thousands)	Foreign Currency Translation Adjustments	Hedging Activities[1]	Accumulated Other Comprehensive Income
Balance as of December 31, 2018	$(8,405)	$48,643	$40,238
Other comprehensive (loss) income:
Net unrealized (loss) gain arising during the period (net of zero tax impact)	4,822	(9,160)	(4,338)
Reclassification of net realized gain into earnings (net of zero tax impact)	—	(2,911)	(2,911)

Other comprehensive income (loss)	4,822	(12,071)	(7,249)

Accumulated other comprehensive (loss) income	(3,583)	36,572	32,989
Less: Other comprehensive income attributable to non-controlling interests	—	676	676

Balance as of March 31, 2019	$(3,583)	$35,896	$32,313

(In thousands)	Foreign Currency Translation Adjustments	Hedging Activities[1]	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2019	$7,247	$4,398	$11,645
Other comprehensive (loss) income:
Net unrealized gain (loss) arising during the period (net of zero and $4,088 tax benefit, respectively)	10,264	(36,977)	(26,713)
Reclassification of net realized gain into earnings (net of zero tax impact)	—	(1,842)	(1,842)

Other comprehensive income (loss)	10,264	(38,819)	(28,555)

Accumulated other comprehensive income (loss)	17,511	(34,421)	(16,910)
Less: Other comprehensive loss attributable to non-controlling interests	—	(246)	(246)

Balance as of March 31, 2020	$17,511	$(34,175)	$(16,664)

(1)

See Note 11. Derivatives for additional breakout of hedging gains and losses for interest rate swaps and commodity contracts in a cash flow hedge relationship and the foreign currency contracts designated as hedges of net investments in foreign operations.

20. NON-CONTROLLING INTERESTS

Non-controlling interests represent the portion of net assets in consolidated entities that are not owned by the Company and are reported as a component of equity in the unaudited condensed consolidated balance sheets. Non-controlling interests in subsidiaries that are redeemable either at the option of the holder or at fixed and determinable prices at certain dates in the future are classified as redeemable non-controlling interests in subsidiaries between liabilities and stockholders’ equity in the unaudited condensed consolidated balance sheets. Redeemable non-controlling interests that are currently redeemable or redeemable after the passage of time are adjusted to their redemption value as changes occur. However, the non-controlling interests balance cannot be less than the estimated redemption value.

The following table presents the activity of the redeemable non-controlling interests balance for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(In thousands)	2020	2019
Balance as of January 1	$22,884	$33,495
Net income (loss)	12	(9,381)
Distributions	(241)	—
Repurchases of redeemable non-controlling interests, net[1]	(14,645)	—
Non-cash redemption of redeemable non-controlling interests	—	7,345

Balance as of March 31	$8,010	$31,459

(1)	Represents the carrying amount of the redeemable non-controlling interests repurchased. See below for additional details.

Repurchases of non-controlling interests

During the three months ended March 31, 2020 and 2019, the Company purchased the tax equity investors’ interests in certain distributed generation projects in the U.S. for a combined consideration of $1.7 million and $1.1 million, respectively, which resulted in increasing the Company’s ownership interest in the related projects to 100%. The difference between the consideration paid and the carrying amounts of the non-controlling interests was recorded as an adjustment to additional paid-in capital within Purchase of (redeemable) non-controlling interests in the unaudited condensed consolidated statement of stockholders’ equity.

21. SUBSEQUENT EVENTS

First Quarter Cash Distribution

On May 6, 2020, the Board of Directors declared a cash distribution with respect to our Common Stock of 0.2014 per share. The distribution is payable on June 15, 2020 to stockholders of record as of June 1, 2020.